PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.04/DIR/369

Jakarta, April 08, 2004

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Ac[redacted]
450 Fifth Street
Washington, DC 20549
USA

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	Important Information on Certificates Right	February 13, 2004
2.	Disclosure Information of Certain Shareholders	March 11, 2004
3.	Plan to Hold a General Shareholders Meeting	March 16, 2004
4.	Proof of General Shareholders	March 23, 2004

** Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

dlw 4/19

2. Mrs....

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
Deputy Head of Corporate Secretary and Legal Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585 #3456
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

No.04/DIR/114

Attachment 1/4

Jakarta, February 13, 2004

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Important Information on Certificates Right

Dear Sir/Madam,

Please find enclosed proof of publication of "Important Information on Sub-Debt Bond I of Bank Buana Indonesia year of 2004" that has been published on Bisnis Indonesia on February 13, 2004.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh   Pardi Kendy

File Number :
82-34694

Attachment 2/4

No. 04/SHM/219

Jakarta, March 11, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that Mr. Soetadi Limin, Commissioner of PT Bank Buana Indonesia Tbk. has sold his shares as follows:

1. Name : Soetadi Limin
   Address : Jln. Alam Asri I TK 41 No. 5, Pondok Indah, Jakarta Selatan

2. Total Shares Sold : 240,000 shares

3. Price Share Purchased : Rp.500.-

4. Date of Transaction : March 09, 2004

5. Purpose of Transaction : Cash Money

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

No. 04/ DIR/ 205

Attachment 3/4

Jakarta, March 16, 2004

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re : Plan to Hold a General Shareholders Meeting

Dear Sir,

In accordance with the Capital Market's Rule No. IX.I.1: Plan and Implementation of the General Shareholders Meeting, the attachment of Head of Capital's Indonesian Capital Market Supervisory Board's Decision No. KEP-60/PM/1996 dated January 17, 1996, we would like to inform you that we plan to hold an Annual General Shareholders Meeting and Extraordinary General Shareholders Meeting on:

Day/Date	: Friday/ April 23, 2004
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta 10350

With the following agenda:

A. Annual Shareholders Meeting (AGM)

1. To approve on the bank's Annual Report for the fiscal year ended December 31, 2003 and get an authorization on the bank's Financial Statement for fiscal year ended December 31, 2003.
2. To ratify the use of proceed of net income for fiscal year ended December 31, 2003.
3. To appoint Public Accountant who would audit the bank's Financial Report for fiscal year 2004 and give decision on remuneration and other qualifications as a result of the appointment.
4. To discharge and appoint the members of the Board of Directors for the period of 2004-2007.
5. To ratify the Board of Commissioners and Board of Directors remuneration.

B. Extraordinary General Shareholders Meeting (EGM)

1. To increase the bank's Authorized Capital from Rp. 1,800,000,000,000.00 to Rp. 4,500,000,000,000.00
2. Amendment of Paragraph 4, Paragraph 12 section 5(b), Paragraph 14 section 11, Paragraph 21 section 5, Paragraph 26 section 2, Paragraph 27 section 3 and paragraph 28 of the banks Article of Association.

We enclose draft of Information to Shareholders and Notification Publication that would be published on Newspapers accordingly in line with the bank's Article of Association and the Indonesian Capital Market regulation.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
82-34694

Attachment 3/4

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that on Friday, April 23, 2004 the Bank would hold an Annual and Extraordinary General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on Thursday, April 08, 2004, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of April 07, 2004 at 4:00 PM.

All proposals from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 days before April 08, 2004 at the latest.

Jakarta, March 23, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 3/4

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
ANNUAL GENERAL SHAREHOLDERS' MEETING
and
EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Annual and Extraordinary General Shareholders Meeting, which is going to be held on:

Day/Date	**: Friday/ April 23, 2004**
Time	**: 10:00 AM – finish**
Venue	**: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta 10350**

Agenda:

A. ANNUAL GENERAL SHAREHOLDERS' MEETING

1. To approve on the bank's Annual Report for the fiscal year ended December 31, 2003 and authorization on the bank's financial Statement for fiscal year ended December 31, 2003.
2. To ratify the use of proceed of net income for fiscal year ended December 31, 2003
3. To appoint Public Accountant who would audit the bank's Financial Report for fiscal year 2004 and decide the remuneration and other requirements as a result of the appointment.
4. To discharge and appoint the members of the Board of Directors for the period of 2004-2007.
5. To ratify the Board of Commissioners and Board of Directors remuneration.

B. EXTRAORDINARY SHAREHOLDERS' MEETING

1. To increase the bank's Authorized Capital from Rp. 1,800,000,000,000.00 to Rp. 4,500,000,000,000.00
2. Amendment of Paragraph 4, Paragraph 12 section 5(b), Paragraph 14 section 11, Paragraph 21 section 5, Paragraph 26 section 2, Paragraph 27 section 3 and paragraph 28 of Article of Association

Remarks:

1. The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are Shareholders whose names are listed on the Shareholders' List of April 07, 2004 at 4:00 PM.

3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter to whomever they see as proper in accordance to the regulations set by the Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not be counted on voting.
5. Proxy Letter Form could be attained from Corporate Secretary and Legal Division during business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat, phone (021) 6330585 ext. 3400/3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta Pusat 10340, phone (021) 3900645, 3905920.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. Annual Report that contains Bank's Balance Sheet and Income Statement for the fiscal year ended December 31, 2003, could be attained at the Bank by submitting a written request starting from the date of this notification.
9. For good order of the meeting, all shareholders or their proxies are recommended to be on the place of the meeting 30 minutes before it starts.

Jakarta, April 08, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors

File Number :
82-34694

No.04/DIR/240

Attachment 4/4

Jakarta, March 23, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Proof of General Shareholders Meeting Plan Publication

Dear Sir/Madam,

With reference to our Letter No.04/DIR/205 dated March 16, 2004 on Proposal of General Shareholders Meeting, please find enclosed 1 original sets of Announcement to Shareholders on the above plan that has been published on 2 daily newspapers, Suara Pembaruan and Sinar Harapan on March 23, 2004.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho   Juliana Samudro

File Number :
82-34694

Attachment 4/4

PT BANK BUANA INDONESIA Tbk.

INFORMATION TO SHAREHOLDERS

Please be informed that on Friday, April 23, 2004 the Bank would hold an Annual and Extraordinary General Shareholders Meeting ("Meeting").

In accordance to Paragraph 21 section 3 of the Bank's Article of Association, Notification to Shareholders would be published on April 08, 2004, on 2 (two) national newspapers in Bahasa Indonesia.

Those who have the right to attend the Meeting are those shareholders whom are listed on the Shareholders' List as of April 07, 2004 at 4:00 PM.

All proposals from the shareholders would be included in the Agenda of the Meeting should they in line with the regulation of Paragraph 21 section 7 of the Bank's Article of Association These proposals have to be received by the Board of Directors 3 days before April 08, 2004 at the latest.

Jakarta, March 23, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

L.M. SITOROS, OSMAN SIREGAR, MANIMBUL L.S. & ASSOCIATES
PENERJEMAH RESMI & DISUMPAH
CERTIFIED, AUTHORIZED AND SWORN TRANSLATORS
MULTILINGUAL TRANSLATION AND EDITING SERVICES
Head Office : Gedung Trisula 2nd Floor, Jl. Menteng Raya No. 35
Phone : (direct) 3914542, 331201 Fax. 3902574
3909150, 3154982, 3147440 Ext. 111
Jakarta Pusat 10340

L.M. SITORUS, SH
OSMAN SIREGAR, DRS.
MANIMBUL L.S., DRS.

ASSOCIATES :
IR. ELISABETH S.
DANUJASA, DRS, DTEFL
RAYMOND, DR,M.Ed
J.H. MANURUNG

BRIEF PROSPECTUS

THE INFORMATION IN THIS DOCUMENT CAN STILL BE SUPPLEMENTED AND/OR AMENDED. THE STATEMENT ON REGISTRATION OF SECURITY HAS BEEN SUBMITTED TO BAPEPAM BUT HAS NOT OBTAINED STATEMENT OF EFFECTIVENESS FROM THE BAPEPAM (CAPITAL MARKET SUPERVISORY BOARD). THIS SECURITY CANNOT BE SOLD BEFORE THE STATEMENT ON REGISTRATION, WHICH HAS BEEN SUBMITTED TO BAPEPAM, BECOMES EFFECTIVE. ANY ORDER TO PURCHASE THIS SECURITY CAN ONLY BE EFFECTED AFTER THE WOULD-BE PURCHASER OR THE ORDERER/SUBSCRIBER RECEIVES OR HAS THE OPPORTUNITY TO READ THE PROSPECTUS.

BAPEPAM MAKES NEITHER STATEMENT TO APPROVE OR NOT APPROVE THIS SECURITY NOR STATEMENT OF THE TRUTH OR ADEQUACY OF THE CONTENTS OF THIS PROSPECTUS. ANY STATEMENT CONTRA-DICTING THOSE MATTERS IS AN ACT OF VIOLATION OF THE LAW.

PT BANK BUANA INDONESIA Tbk AS THE ISSUER AND PT BATAVIA PROSPERINDO SEKURITAS AS THE LEAD UNDERWRITER IS FULLY RESPONSIBLE FOR THE TRUTH OF ALL INFORMATION OR MATERIAL FACTS AND THE HONESTY OF OPINION CONTAINED IN THIS PROSPECTUS.

PT BANK BUANA INDONESIA Tbk

Business Lines:
Dealing in banking service
Domiciled/located in Jakarta, Indonesia

Head Office
Jl. Asemka No. 32-36
Jakarta 11110
Tel.: (62 21) 692-2901, 692-2045
Fax: (62 21) 260-1033

The Board of Directors and
The Board of Commissioners Office
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel.: (62 21) 633-0585, 638-65927
Fax: (62 21) 631-2340

Offices:
1 Head Office
1 Board of Directors and Board of Commissioners Office
31 Branch Offices
6 Cash Offices
120 Sub-Branch Offices

PUBLIC OFFERING

BANK BUANA INDONESIA SUBORDINATED BOND I OF 2004

With a Maximum Principal of Rp 500,000,000,000.00

(Five hundred billion rupiahs)

This Bond has a period of 10 (ten) years with the following provisions:

- The interest rate of Subordinated Bond is •% (•) per year for the 1st (first) anniversary until the 5th (fifth) anniversary, subsequently •% (•) per year for the 6th (sixth) anniversary until 10th (tenth) anniversary. The interest of Subordinated Bond is payable once in three months.

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

- The due date of Bond is on •
- This Bond is offered with 100% (one hundred percent) value of the Bond principal.
- Further information on the Bond can be seen in Chapter XVI of the Prospectus.

ATTENTION

THIS SUBORDINATED BOND IS NOT GUARANTEED WITH SPECIAL COLLATERAL AND OTHER THIRD PARTIES, INCLUDING NOT BEING INCLUDED IN THE PROGRAM FOR BANK GUARANTEEING, CARRIED OUT BY BANK INDONESIA/INDONESIAN BANK RESTRUCTURING AGENCY OR OTHER GUARANTEEING AGENCY IN ACCORDANCE WITH THE EXISTING LAWS AND REGULATIONS AND IT IS THE SUBORDINATED OBLIGATION OF THE COMPANY, BUT WITHOUT PREJUDICE TO THE PROVISIONS ON STATUS OF SUBORDINATED BOND, THE SUBORDINATED BOND IS GUARANTEED WITH ALL ASSETS OF THE COMPANY, BOTH MOVABLE AND IMMOVABLE GOODS, BOTH EXISTING AND TO EXIST IN THE FUTURE IN ACCORDANCE WITH THE PROVISIONS IN ARTICLE 1131 AND ARTICLE 1132 OF THE INDONESIAN CIVIL CODE.

EXCEPT FOR SENIOR LOAN AS MENTIONED IN THE DEFINITION AND PROVISIONS ON STATUS OF SUBORDINATED BOND, RIGHT OF THE SUBORDINATED BONDHOLDER IS PARRI PASSU WITHOUT PREFERENCE WITH THE RIGHTS OF CREDITOR OF OTHER SUBORDINATED CREDITORS OF THE COMPANY BOTH EXISTING AND TO EXIST IN THE FUTURE.

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

THE COMPANY ONLY ISSUES SUBORDINATED BOND JUMBO CERTIFICATE AND REGISTERED ON BEHALF OF PT KUSTODIAN SENTRAL EFEK INDONESIA ("KSEI") AND WILL BE DISTRIBUTED ELECTRONICALLY AND ADMINISTERED IN THE COLLECTIVE SAFEKEEPING IN KSEI.

IN THE FRAMEWORK OF ISSUING THIS SUBORDINATED, PT BANK BUANA INDONESIA TBK HAS OBTAINED THE RESULT OF LONG TERM PROMISSORY NOTE RATING FROM PT PEMERINGKAT EFEK INDONESIA (PEFINDO):

• (• Outlook)

LEAD UNDERWRITER

PT Batavia Prosperindo Sekuritas

UNDERWRITER

PT •

TRUSTEE

PT Bank Niaga Tbk.

THE MAJOR RISK THAT THE COMPANY MAY FACE IS DISABILITY OF THE DEBTOR TO REPAY THE CREDIT PROVIDED AND IF THE TOTAL IS MATERIAL, IT CAN AFFECT THE PERFORMANCE OF THE COMPANY.

PROVISIONAL SCHEDULE

Effective Date	:	March 29, 2004
Period of Offer	:	April 2- 6, 2004
Allotment Date	:	April 7, 2004
Date of Distribution of Bond Electronically	:	April 12, 2004
Date of Listing in the Surabaya Stock Exchange	:	April 13, 2004

PT Bank Buana Indonesia Tbk (hereinafter referred to as "the Company") has submitted Statement on Registration of Stock Issue in connection with the Public Offering of "Bank Buana Indonesia Subordinated Bond I of 2004" through letter No. 04/DIR/098 dated February 11, 2003 to the Chairman of Capital Market Supervisory Board (BAPEPAM) in Jakarta in accordance with the requirement stipulated in the Law of the Republic of Indonesia No. 8 of 1995 dated November 10, 1995 on Capital Market together with the Regulations on the Implementation thereof (hereinafter referred to as "the UPM").

The Company plans to list "Bank Buana Indonesia Subordinated Bond I of 2004" at a maximum of Rp 500,000,000,000.- (five hundred billion Rupiahs) in the Surabaya Stock Exchange (BES) in accordance with the Preliminary Agreement on Listing of Stock made between the Company and PT Bursa Efek Surabaya No. • dated •. If the Company cannot meet the requirement for the listing stipulated by PT Bursa Efek Surabaya, the Public Offering is cancelled and the money order that has been received will be refunded to the orderer/subscriber.

The Institution and Profession Supporting the Capital Market in the framework of this public offering are fully responsible for the truth of all data and honesty of opinion, information or report presented in this Prospectus in accordance with their own duties based on the provisions which are valid in the State of the Republic of Indonesia as well as ethical code, norms and their respective standard of profession.

In connection with this Public Offering, each affiliated party is prohibited from providing information, and/or information and make statement whatever on matters which are not disclosed in this Prospectus without obtaining prior written approval from the Company and Lead Underwriter.

PT Batavia Prosperindo Sekuritas as the Lead Underwriter together with the other Underwriter(s) expressly state that they are not affiliated to the Company both directly and indirectly as defined in the Law of the Republic of Indonesia Number 8 of 1995 on Capital Market.

Institution and Profession Supporting the Capital Market expressly state that they are not affiliated to the Company as intended in the UPM.

This Public Offering of "Bank Buana Indonesia Subordinated Bond I of 2004" is not listed under any law/regulation other than those that are valid in Indonesia. For

whomsoever outside Indonesia receiving this Prospectus, this document is not intended as an offer to purchase Subordinated Bond, except if the offer and purchase of Subordinated Bond are not against or are not in violation of the law which is valid in that country.

This Public Offering of Bond is not listed under any law or other regulation other than as valid in Indonesia. For whomsoever outside Indonesia receiving this Prospectus, this document is not intended as an offer to purchase this Bond, except if the offer and purchase of Bond are not against or are not in violation of the laws and regulations as well as provisions on stock exchange which are valid in the said country or jurisdiction outside Indonesia.

Information, data, opinion and report contained in this Prospectus are presented and prepared under the condition of the Company up to the date of issuance of this Prospectus, except if expressly stated otherwise. This statement is not intended to be construed or interpreted that there are no changes in the information, data, opinion and report after the date of issuance of this Prospectus. The Company has revealed all obligatory information that the public has to know and there is no more information that has not been revealed, so that it does not mislead the public.

NAME OF BOND

Bank Buana Indonesia Subordinated Bond I of 2004

TYPE OF BOND

This Subordinated Bond is issued without warrant, except Subordinated Bond Jumbo Certificate issued to be listed on behalf of KSEI as an evidence of debt in the interest of the Subordinated Bondholder. This Subordinated Bond is listed on behalf of KSEI in the interest of Accountholder in KSEI that is subsequently in the interest of the Subordinated Bondholder on the date on which the Subordinated Bond Jumbo Certificate is delivered by the Company to KSEI. The evidence of Subordinated Bond ownership for the Subordinated Bondholder is a Written Confirmation issued by KSEI, Stock Company or Custodian Bank.

NOMINAL PRINCIPAL OF BOND

Principal of Subordinated Bond issued is a maximum of Rp 500,000,000,000.- (five hundred billion rupiahs) with the unit of Subordinated Bond total which can be transferred and traded from one Stock Account to other Stock Accounts worth Rp 50,000,000 (fifty million rupiahs) and the folds.

PERIOD OF BOND AND DUE DATE

This Subordinated Bond has a period of 10 (ten) years since the Date of Issue with a Purchase Option in the 5th (fifth) year. The Subordinated Bond will fall due and must be fully paid at the price which is the same as the principal written in the Written Confirmation and principal mentioned in Subordinated Bond Jumbo Certificate on the date of Full Payment of the Principal of Sub-ordinated Bond, namely on • (10th (tenth) anniversary since the Date of Issue) or at earlier date, if the Company carries out Purchase Option, namely on • (the 5th (fifth) anniversary since the Date of Issue).

OFFER PRICE

100% (one hundred percent) of the nominal value of Subordinated Bond.

INTEREST OF BOND

This Subordinated Bond provides fixed interest of •% per year for the 1st (first) year until the 5th (fifth) year, subsequently •% per year for the 6th (sixth) year until the 10th (tenth) year.

The interest of Subordinated Bond is paid in each 3 (thee) months since the Date of Issue on the Date of Subordinated Bond Interest Payment, in which the first interest is paid on date • while the last interest is

paid on • (the 10th (tenth) anniversary since the Date of Issue) or at earlier time namely on • (the 5th (fifth) anniversary since the Date of Issue) if the Company carries out Purchase Option.

The interest will be paid by the Company to the Subordinated Bondholder through the KSEI Accountholder on the relevant Date of Interest Payment.

STATUS AND GUARANTEE FOR SUBORDINATED BOND

Status of Subordinated Bond

The Company on its own behalf, on behalf of entitled successors and the assignee and each Subordinated Bondholder, irrevocably receive Subordinated Bond and acknowledge as well as agree that:

- The Subordinated Bond is a bond the obligatory payment of which is not guaranteed by special collateral and other third parties and is the obligation of the subordinated Company.
- In the case there is a Dissolution, the division of assets of the Company resulting from the Liquidation for payment of Outstanding Amount by the Company to the Subordinated Bondholder is made in accordance with the sequence as governed in the provisions on Status of Subordinated Bond (see Chapter XVI) and only paid after all payment obligations of the

Company to all Preferred Creditors to the holder of Senior Loan has been satisfied. Payment claim in connection with the Subordinated Bond occupies the ranking of pari passu without preference of the rights of the other subordinated creditors of the Company but occupies the priority for payment claims of all the Company's own capital groups.

Furthermore the information on Status of Subordinated Bond and the division of the Company's assets in relation to the implementation of the fulfillment of payment claim of the Subordinated Bondholder in the case of Dissolution is revealed in Chapter XVI of this Prospectus.

Guarantee

This Subordinated Bond is not guaranteed with special collateral and other third parties, including not being guaranteed by the State of the Republic of Indonesia and it is not included in the Program for Bank Guarantee carried out by Bank Indonesia/The Indonesian Bank Restructuring Agency or other guaranteeing institutions in accordance with the existing laws and regulations and it is the obligation of the subordinated Issuer but, guaranteed with all assets of the Company, both movable and immovable goods, both existing and will exist in the future in accordance with the provisions of articles 1131 and 1132 in the Indonesian Civil Code;

Except for the Senior Loan as described in Status of Subordinated Bond (see Chapter XVI), right of the Subordinated Bondholder is pari passu without preference as against rights of other subordinated creditors of the Company existing now and in the future.

SINKING FUND

The Company does not sink funds for this Subordinated Bond by the consideration of optimizing the use of funds resulting from the public offering of Subordinated Bond in accordance with the plan for use of the funds resulting from the public offering of the Subordinated Bond.

PLAN FOR USING FUNDS PRODUCED BY PUBLIC OFFERING

The funds obtained by the Company from the result of Public Offering of Bank Buana Indonesia Subordinated Bond I of 2004 after deduction of the costs of issue of the Subordinated Bond will be used to:

Increase the capital capacity as source of long term funding to increase productive assets.

STATEMENT

Based on the financial report of PT Bank Buana Indonesia Tbk. dated December 31, 2003 which has been audited by the Office of Registered Public Accountant Prasetio,

Sarwoko & Sandjaja with Reasonable Opinion Without Exception, the Company has (A) Obligation totaling Rp 12,651.82 billion and (B) Obligation of Commitment and Contingency totaling Rp 2,440.84 billion with the following breakdown:

(in billion rupiahs)

Description	
A. Liabilities	
Immediate liabilities	62.61
Non-bank customer savings:	
Related parties	428.38
Third parties	11,876.34
Savings by other banks	102.43
Derivative liabilities	0.08
Acceptation liabilities	18.40
Borrowings	41.23
Accrued expenses	22.54
Taxes payable	17.89
Other Liabilities	79.27
Estimated losses in commitment and contingency	2.65
Total Liabilities	**12,651.82**
B. Commitment and Contingency Obligations	
Commitment Obligation:	
Credit facility for customer, which has not been used	2,262.94
Letter of Credit irrevocable which is still ongoing	45.26
Contingency Obligation:	
Bank guarantee provided to customer	127.44
Standby Letter of Credit provided	3.66
Traveler's cheques, which have not been used	1.54
Total Commitment and Contingency Obligations	**2,440.84**

ALL OBLIGATIONS OF THE COMPANY AS OF DECEMBER 31, 2003 HAVE BEEN REVEALED IN THIS PROSPECTUS AND THERE IS NO NEW

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

OBLIGATION, WHICH IS MATERIAL, AFTER THE DATE OF BALANCE SHEETS UP TO THE DATE OF INDEPENDENT AUDITORS' REPORT AND AFTER THE DATE OF INDEPENDENT AUDITORS' REPORT UP TO THE EFFECTIVENESS OF REGISTRATION STATEMENT. THE MANAGEMENT OF THE COMPANY EXPRESSES ITS CAPACITY TO SETTLE ALL OBLIGATIONS.

ANALYSIS AND DISCUSSION BY MANAGEMENT

1. GENERAL

The Company is one of the banks categorized as "A" in Indonesia under the letter from Bank of Indonesia Number 31/60/UpwBI/AdwBI/Rahasia dated October 26, 1998. As one of the banks categorized "A", the Company succeeded in obtaining confidence from its customers, including new customers, who moved from other banks to obtain a solvent bank. Thus in 1998, the Company's assets increased by 123% compared to those of 1997.

Upon the application of effective and efficient strategy and management, the Company has a solvent level of liquidity and credit structure, so that at the time other banks suffered effects of the monetary crisis, the Company could survive and even properly grew. This success came through the application of appropriate strategy, in which since the early period of the Company incorporation until now, the Company has focused on distribution of its credit to the sectors of small-scale and medium scale businesses.

AUTHORIZED AND SWORN M. LUHUT SITORUS TRANSLATOR

Under the prudential principle and disciplined credit management, the Company succeeded in making the bank one of the best banks in the banking industry with respect to the quality of credit portfolio and capital capacity. The success in strategy and the Company's management are also be observable in the Company's capacity to earn profits and maintain the Quality of Productive Asset (KAP) as well as ability to increase the volume of credit distribution.

The Company also has a corporate culture that refers to the good principles of transparency, integrity and banking standards. As a proof of application of the corporate culture, all levels of management and employee took concrete actions by implementing the prudential banking principle in accordance with the Company's good corporate governance. In its relationships as a public company, the Company has provided wide benefit and influence to stakeholders/shareholders, among others in the form of optimal returns to shareholders, adequate welfare to all employees as well as contributions for the national development through tax payment from tax withholding as well as from the profits which was gained.

As a manifestation of the success and of the confidence of the public, in 2003 the Company was also able to obtain the predicate of the Best Bank in the bank group with assets totaling Rp 10 trillion up to Rp 50 trillion of the *Investor* magazine version (*Investor* No. 57, 5th Year,

April 23-May 6, 2003) and the Predicate of Very Good from the *Infobank Magazine* for the past 4 years. In addition, the Company has also managed to obtain Rating A (A minus) "Corporate Rating" from PT Pemeringkat Efek Indonesia (Pefindo). In 2002, the Company was also declared as the major 100 taxpayers by the Directorate General of Tax for Company's income in 2001.

2. Finance

The following discussion must be read with reference to the Company's Financial Report for the year ended on December 31, 2003, which was audited by the Registered Public Accountant Office of Prasetio, Sarwoko & Sandjaja and for the year ended on December 31, 2002 and 2001, which had been audited by the Registered Public Accountant Office of Siddharta, Siddharta & Widjaja (formerly it was called the Registered Public Accountant Office of Siddharta Siddharta & Harsono) each with the reasonable opinion without exception.

2.1. Interest Income and Interest Expense

The following table shows the total income and the Company's interest expense for the years ended on December 31, 2003, 2002, 2001:

(in billion Rupiahs, except percentage)

Description	December 31, 2003		December 31, 2002		December 31, 2001	
	Total	%	Total	%	Total	%
Interest Income						
Credits provided	743.91	47.71	576.17	33.36	372.03	22.28
Securities:						
SBI	597.70	38.33	863.40	49.99	1,036.23	62.07
Other securities	152.14	9.76	220.80	12.78	166.49	9.97
	749.84		**1,084.20**		**1,202.72**	
Placement in other banks	13.69	0.88	22.18	1.28	2.39	3.43
Giro with other banks	0.25	0.02	0.52	0.03	35.22	0.14
Commission	51.53	3.30	44.20	2.56	2.39	2.11
Total	1,559.22	100.00	1,727.27	100.00	1,669.58	100.00
Interest Expense						
Giro interest	101.70	11.65	127.87	11.57	141.43	13.77
Savings	313.07	35.55	385.04	34.85	391.47	38.08
Deposits and deposits certificate	408.99	46.83	535.90	48.49	448.35	43.62
Call money	14.63	1.67	20.60	1.86	11.55	1.12
Borrowings	5.65	0.65	8.58	0.78	8.06	0.78
Premium charge	29.16	3.34	27.11	2.45	26.51	2.58
Others	0.07	0.01	0.03	0.00	0.58	0.05
Total	873.27	100.00	1,105.12	100.00	1,027.92	100.00
Interest Income– net	**685.95**		**622.15**		**641.66**	

2.1.1. Interest Income

For the years ended on December 31, 2003, 2002 and 2001, the Company had booked interest income totaling Rp 1,559.22 billion, Rp 1,727.27 billion and Rp 1,669.58 billion respectively. For the same period the contribution of income from credit interest toward the total interest income increases, namely by 47.71%; 33.36% and 22.28%

each. Meanwhile, the contribution of income from SBI interest toward the total interest income were 38.33%; 49.99% and 62.07% each.

The interest income for the year ended on December 31, 2003 totaled Rp 1,559.22 billion with the biggest share from the interest income of securities totaling Rp 749.84 billion and the income from credit interest provided totaling Rp 743.91 billion.

The interest income in 2003 is Rp 1,559.22 billion, decreasing by Rp 168.05 billion or 9.73% compared with the interest income in 2002 totaling Rp 1,727.27 billion. The decrease in interest income was primarily caused by the decrease in interest income from securities totaling Rp 334.36 billion resulting from decrease in the interest rate of SBI.

In 2003 the income from credit interest increased by Rp 167.74 billion or 29.11% compared with the income from credit interest in 2002. This increase primarily came from the increase in distribution of credit in addition to the very good quality of credit, in which the value of non-performing credit (NPL) is relatively low.

The income from SBI interest in 2003 is Rp 597.70 billion, decreasing by Rp 265.70 billion or 30.77% compared with the income from SBI interest in 2002 totaling Rp 863.40 billion. This decrease in interest income was caused by

the average interest rate of SBI in 2003 which was lower compared with the average interest rate og SBI in 2002.

During 2003 the income from commission totaled Rp 51.53 billion, increasing by Rp 7.33 billion or 16.58% compared with that of the previous year. This increase is in line with the increase in the distribution of the Company's credit.

In overall, the Company's interest income for the year ended on December 31, 2003, 2002 and 2001 significantly came from customers/unrelated parties. From the total of interest income, the interest income from the related parties was less than 5% of the total interest income.

2.1.2 Interest Expense

The interest expense for the year ended on December 31, 2003, 2002 and 2001 totaled Rp 837.27 billion, Rp 1,105.13 billion and Rp 1.027.92 billion respectively. The interest expense for the year ended on December 31, 2003 totalled Rp 873.27 billion which mostly consisted of interest expense of Deposits and Deposits Certificate totaling Rp 408.99 billion, interest expense of Savings totaling Rp 313.07 billion and interest expense of Giro (current account) totaling Rp 101.70 billion or 46.83%, 35.85% and 11.65% respectively of the total interest expense.

In 2003 the interest expense totaling Rp 873.27 billion, decreases by Rp 231.85 billion or 20.98% compared with

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

the interest expense in 2002 totaling Rp 1,105.12 billion. This decrease is primarily caused by decrease in interest rate of funds resulting from the decrease in SBI interest rate.

The interest expense on Giro service in 2003 totaling Rp 101.70 billion, decreases by Rp 26.17 billion or 20.47% compared with the interest expense on Giro service in 2002 recorded the amount of Rp 127.87 billion. The decrease in the interest expense of Giro service is in line with the decrease in average annual interest rate of Giro funds during 2003 standing at 4.25% lower than the average annual interest rate of Giro funds in 2002, namely 5.5%.

In 2003 Savings interest expense totaled Rp 313.07 billion, a decrease of Rp 71.97 billion or 18.69% compared with the Savings interest expense in 2002 recorded at Rp 385.04 billion, which is primarily caused by the average interest rate of Savings fund in 2003 lower than the average interest rate of Savings fund during 2002.

In 2003 deposits interest expense totaled Rp 408.99 billion, a decrease of Rp 126.91 billion or 23.68% compared with the Deposits interest expenses in 2002 recorded at Rp 535.90 billion, which is primarily caused by the average interest rate of annual Deposits in 2003 recorded at 9.76% lower than the average interest rate of annual Deposits during 2002 totaling 13.70%.

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

Other interest expenses for the year ended on December 31, 2003, 2002, 2001 are under 10% each toward the total interest expenses.

2.2. Net Interest Income

In 2003 the net interest income totaled Rp.685.95 billion, an increase of Rp 63.80 billion or 10.25% compared with the net interest income in 2002 recorded at Rp 622.15 billion. The increase in net interest income in 2003 is caused by the decrease in interest expenses totaling Rp 231.85 billion largest than the decrease in interest income totaling Rp 168.05 billion.

The net interest income for the year ended on December 31, 2002 totaled Rp 622.15 billion, a decrease of Rp 19.51 billion or 3.04% compared with the net interest income in 2001. The decrease in net interest income in 2002 is caused by the increase in interest expenses totaling Rp 77.20 billion, only followed by the increase in interest income totaling Rp. 57.69 billion.

The performance of this net interest income acquisition is in line with the strategy of the Company in productive assets management which is efficient and has quality. The credit distributed by the Company really supports the growth of customer business, reflected from the absolute value and the percentage of non performing credit of the Company, which is very low. The acquisition of this net

interest is also an evidence of the high trust of the public to save funds in the Company.

2.3. Income and Other Operating Expenses

The following table presents the composition of income and other operating expenses for the year ended on December 31, 2003, 2002 and 2001.

(in billion rupiahs)

	December 31, 2003	December 31, 2002	December 31, 2001
Other Operating Income			
Income from foreign currency transaction, net.	13.97	22.26	29.26
Income from commission and service not originating from granting/providing credit	41.66	35.33	25.65
Unrealized profit (loss) resulting from increase (decrease) in fair market values of securities for trade purposes	11.07	11.05	(6.15)
Profit from securities for trade purposes which are sold and due	4.03	38.15	-
Recovery of allowance for other assets depreciation	-	-	35.67
Other income, net	19.17	30.83	17.10
Total	**89.90**	**137.62**	**101.53**
Other Operating Expenses			
Recovery (expenses) of allowance for credits write-off and other productive assets, net	1.61	6.83	(36.83)
Employees expense	(217.86)	(211.02)	(179.38)
Buildings expense	(20.62)	(21.45)	(24.03)
General and administrative expenses	(221.18)	(188.85)	(146.31)
Total	**(458.05)**	**(414.49)**	**(366.55)**
Other Operating Expenses - Net	**(368.15)**	**(276.87)**	**(285.02)**

2.3.1. Other Operating Income

Other operating income for the year ended on December 31, 2003 totaled Rp 89.90 billion with the major component of income coming from commissions and administration services totaling Rp 41.66 billion, profit from foreign currency transaction amounting to Rp 13.97 billion as well as profit from the change in stock fair value traded totaling Rp 11.07 billion.

In 2003 other operating incomes amounted to Rp 89.90 billion, a decrease of Rp 47.72 billion or 34.68% compared with the other operating incomes in 2002 recorded at Rp.137.62 billion. The biggest decrease was recorded in the profit of foreign currency transaction totaling Rp 8.29 billion, the net profit of stocks sold and falling due decreased by Rp 34.12 billion and other incomes as well decreased by Rp 11.66 billion.

2.3.2. Other Operating Expenses

In 2003 other operational encumbrance totaled Rp 458.05 billion, an increase of Rp 43.56 billion or 10.51% compared with other operational encumbrances in 2002 recorded at Rp 414.49 billion. The biggest increase is in the general encumbrance totaling Rp 32.33 billion and the encumbrance of salary and employee's welfare totaling Rp. 6.84 billion.

In 2003 the personnel encumbrance totals Rp 217.86 and an increase of Rp 6.84 billion or 3.24% can pay with the

personnel encumbrance in 2002, which is recorded at Rp 211.02 billion. This increase is still in the limit of policy on periodical increase in employee's salary.

In 2003 the general and administration encumbrance totaled Rp 221.18 billion, an increase of Rp 32.33 billion compared with the general and administration encumbrance in 2002 totaling Rp 188.85 billion. In general, this increase was in line with the development and expansion of company's business which was caused among others by increase in telecommunication encumbrance totaling Rp 6.26 billion, maintenance and repair totaling Rp 6.46.

Allowance for credit write-off and other productive assets, net for the year ended on December 31, 2003 totaled Rp 1.61 billion. In 2002, the Company books recovery of allowance for credit write-off and other productive assets net totaled Rp 6.83 billion.

2.4. Profit from Operation and Net Profit

Profit from operation for the year ended on December 31, 2003, 2002 and 2001 totaled Rp 317.80 billion, Rp. 345.27 billion and 356.64 billion respectively.

With the profit which the Company manages to book, the net profit of the Company for the years ended on December 31, 2003, 2002 and 2000 are Rp 221.85 billion, Rp 251.25 billion, and Rp 359.90 billion respectively.

In 2003 the net profit decreased totaling Rp 29.40 billion or 11.70% compared with the net profit in 2002. Net profit per share also decreases from Rp 90.- per share in 2002 to Rp 61.- per share in 2003.

2.4. Growth of Assets

The following table presents the composition of assets on December 31, 2003, 2002 and 2001:

(in billion rupiahs)

	December 31, 2003	December 31, 2002	December 31, 2001
Cash	141.35	220.31	122.67
Giro with Bank Indonesia	603.24	548.92	518.88
Giro with other banks	63.85	83.52	88.17
Allowances for Giro write-off with other banks	(0.66)	(0.84)	(0.88)
Placement in other banks	652.29	1,218.83	1,049.68
Allowances for placement write-off with other banks	(6.52)	(12.19)	(10.50)
Securities			
Traded/Marketable	979.30	925.04	756.92
Available for sale			
Related parties	2.25	1.88	-
Third parties	29.50	38.18	29.17
Owned until due	5.622.87	5,712.47	5,495.24
Allowance for securities write-off	(9.81)	(12.35)	(8.19)
Securities purchased under agreement to resell	478.03	200.69	1,180.45
Allowance for securities write-off purchased under agreement to resell	(4.81)	(2.07)	(12.02)
Derivative account receivables	2.55	1.42	2.38
Allowance for derivative account receivables write-off	(0.02)	(0.01)	(0.02)
Credit provided			
Related parties	65.01	79.55	37.22

	December 31, 2003	December 31, 2002	December 31, 2001
Third parties	5,271.33	3,875.49	2,660.27
Allowance for credits write-off	(68.51)	(47.82)	(75.63)
Acceptance account receivables			
Related parties	-	2.12	0.74
Third parties	18.40	14.11	16.12
Allowance for acceptance account receivables write-off	(0.18)	(0.16)	(0.17)
Participation (equity)	0.39	0.89	7.89
Allowance for depreciation of participation (equity) value	(0.07)	(0.07)	(0.08)
Deferred Tax Assets	9.61	12.92	4.79
Fixed assets, acquisition price/revaluation value	503.53	457.94	399.78
Accumulated depreciation	(181.74)	(141.19)	(100.19)
Other assets			
Related parties	50.08	8.32	0.16
Third parties	117.15	98.75	111.41
Allowance for other assets value depreciation	(3.29)	(3.29)	-
TOTAL ASSETS	**14,335.12**	**13,281.36)**	**12,274.10**

On December 31, 2003, 2002 and 2001, the Company's assets totalled Rp 14,335.12 billion, Rp 13,281.36 billion and Rp. 12,274.10 billion consecutively.

At the end of 2003 the total asset increased by Rp 1,053.78 billion or 7.93% compared with the total asset at the end of 2002. The biggest increase was found in the credit provided, which increased by Rp 1,381.30 billion.

2.5.1. Productive assets which yielded interest

The following table presents the composition of productive assets which yielded interest on December 31, 2003, 2002 and 2001:

(in billion rupiahs)

	December 31, 2003	December 31, 2002	December 31, 2001
Giro with other banks	63.85	83.52	88.17
Placement in other banks	652.29	1,218.83	1,049.68
Securities:			
Certificate of Bank Indonesia	3,825.22	5,445.97	5,462.52
Other securities	2,808.71	1,231.60	818.81
	6,633.93	6,677.57	6,281.33
Securities purchased under agreement to resell	478.03	200.69	1,180.45
Credit provided	5,336.34	3,955.04	2,697.49
Total	**13,164.44**	**12,135.65**	**11,297.12**

The funds to be raised by the Company would be invested in the productive assets. on December 31, 2003, 2002 and 2001, the total productive assets which produced interest were Rp 13,164.44 billion, Rp 12,135.65 billion and Rp 11,297.12 billion consecutively.

On December 31, 2003, 2002 and 2001 the Company's productive assets were 91.83%, 91.37% and 92.04% of the total assets on those dates. On December 31, 2003, 2002 and 2001 the investment of funds in Certificate of Bank Indonesia was 29.06%, 44.87% and 48.35% of the total productive assets, which yielded interest.

On December 31, 2003 total productive assets were Rp 13,164.44 billion increased by Rp 1,028.79 billion or 8.48% compared with the total productive assets at the end of 2002 recorded at Rp 12,135.65. This increase was caused by the increase in credit provided Rp 1,381.30 billion and securities purchased under agreement to resell

totaling Rp 277.34 billion. Placement in other banks decreased by Rp 566.54 billion.

2.5.2. Distribution of Credits

The Company has expertise and experience in serving small scale and medium scale businessmen. Therefore in the distribution of credits, the Company further focussed on the sectors of trade, restaurant and hotel and industry. Distribution of the Company's credits in those sectors rapidly increased since 1999.

The total credit provided for the sectors of trade, restaurant and hotel by December 31, 2003, 2002 and 2001 totaled Rp 2,486.15 billion, Rp 1,789.73 billion and Rp 1,237.59 billion consecutively or 46.59%, 45.25% and 45.88% of the total credit provided. The total credit provided for the sector of industry on December 31, 2003, 2002 and 2001 totaled Rp 1,229.10 billion, Rp 1,015.62 billion and Rp 660.55 billion consecutively or 23.03%, 25.68% and 24.49% of the total credit provided.

At present the national banking industry had not been able to maximally carry out the function of intermediation. This was reflected in the fact hat there are many placements of funds in the form of Certificate of Bank Indonesia by the banks in operation. However, the Company still tried to improve the distribution of credit reflected in the increase in credit provided from Rp 3,955.04 billion on December 31, 2002 and increased to Rp 5,336.34 billion on December 31, 2003.

The total credit provided at the end of 2003 increased by Rp 1,381.3 billion or 34.93% compared with the total credit provided at the end of 2002.

2.5 Growth of Liabilities

The following table presents composition of liabilities on December 31, 2003, 2002 and 2001:

(in billion rupiahs)

	December 31, 2003	December 31, 2002	December 31, 2001
Immediate liabilities	62.61	64.33	51.62
Savings			
Related parties	428.38	348.55	237.09
Third parties	11,876.34	11,101.69	10,717.37
Savings from other banks			
Related parties	-	-	0.29
Third parties	102.43	285.46	14.18
Derivative liabilities	0.08	2.20	2.66
Acceptation liabilities	18.40	16.24	16.86
Borrowings	41.23	56.48	67.11
Accrued expenses	22.54	27.20	34.38
Taxes payable	17.89	42.85	62.99
Other liabilities	79.27	60.78	38.33
Estimated losses in commitment and contingency	2.65	2.00	2.38
TOTAL LIABILITIES	**12,651.82**	**12,007.78**	**11,245.26**

Total liabilities at the end of 2003 was Rp 12,651.82 billion or an increase of Rp 644.04 billion or 5.36% of the total liabilities at the end of 2002.

At the end of 2003 the immediate liabilities was Rp 62.61 billion or a decrease of Rp 1.72 billion or 2.67% compared with the immediate liabilities at the end of 2002.

From the saving funds to be raised by the Company, on December 31, 2003, 2002 and 2001, the total of saving fund from the related parties totaled Rp 428.38 billion, Rp 348.55 billion and Rp 237.09 billion consecutively. The savings from the third party on December 31, 2003, 2002 and 2001 totaled Rp 11,876.35 billion, Rp 11,101.69 billion and Rp. 10,717.37 billion consecutively.

On December 31, 2003 the saving from other banks of the third party recorded at Rp 102.43 billion decreases by Rp 183.03 billion or 64.12%, compared with the savings from other banks of the third party on December 31, 2002 totaling Rp 285.46 billion. This decrease was caused by the placement of funds surplus directed to securities in line with the trend of interest rate of inter bank placement that was lower than the interest rate of securities.

Balance of derivative liabilities on December 31, 2003, and 2002 totaled Rp 0.08 billion and Rp 2.20 billion consecutively. Derivative liabilities at the end of 2003 decreased by Rp 2.12 billion compared with the derivative liabilities at the end of 2002.

On December 31, 2003, 2002 and 2001, the acceptation liabilities were Rp 18.40 billion, Rp 16.24 billion and

Rp 16.86 billion consecutively. At the end of 2003 acceptation liabilities increased by Rp 2.16 billion or 13.30% compared with the acceptation liabilities at the end of 2002.

The Borrowings on December 31, 2003 totaled Rp 41.23 billion, decreasing compared with the borrowings on December 31, 2002 and 2001 totaling Rp 56.48 billion and Rp 67.11 billion. The decrease was caused by the periodical payment to the foreign creditor.

At the end of 2003 the accrued expenses is Rp 22.54 billion, decreased by Rp 4.66 billion or 17.13% compared with the accrued expenses at the end of 2002.

On December 31, 2003, 2002 and 2001, the tax payable was Rp 17.89 billion, Rp 42.85 billion and Rp 62.99 billion consecutively. At the end of 2003 the tax payable decreased by Rp 24.96 billion or 58.25% compared with the tax payable at the end of 2002.

Other liabilities at the end of 2003 totaled Rp 79.27 billion, increased by Rp 18.49 billion or 30.42% compared with other liabilities at the end of 2002.

At the end of 2003 the estimated losses in commitment and contingency totaled Rp 0.65 billion or 32.50% compared with the estimated losses in commitment and contingency at the end of 2002.

2.7. Growth of Equity

The balance of equity on December 31, 2003 was Rp 1,683.30 billion, increasing by Rp 409.72 billion compared with the balance of equity on December 31, 2002. This increase was caused by the Limited Public Offering II totaling Rp 186.12 billion as well as net profit which was managed to accumulate during 2003 totaling up to Rp 221.85 billion.

Balance of equity on December 31, 2002 recorded at Rp 1,273.58 billion, increasing by Rp 244.73 billion compared with the balance of equity on December 31, 2001. This increase was caused by the increases in placed capital and paid up capital totaling Rp 259.49 billion and increases in additional paid up capital totaling Rp 142.20 billion.

The decrease in retained earnings of Rp 158.34 billions was caused by the net profits produced by the Company during the year ended on December 31, 2002 of Rp 251.25 billion, the payment of cash dividends totaling Rp 129.98 billion and capitalization of retained earnings within the framework of share dividends distribution totaling Rp 279.61 billions.

(in billion rupiahs)

	December 31, 2003	December 31, 2002	December 31 2001
Placed and paid up capital	1,247.03	744.49	485.00
Additional paid up capital, net	91.83	165.77	23.57
Difference in fixed asset revaluation	103.28	103.28	103.28
Difference in transaction value for			

restructuring controller entity	(6.22)	(6.22)	(6.22)
Unrealized profit (loss) resulting from increase (decrease) in fair market values of securities available for sale	4.97	1.70	0.32
Retained earnings	242.41	264.56	422.90
Total Equity	**1,683.30**	**1,273.58**	**1,028.85**

On December 31, 2001, the authorized capital of the Company amounting to Rp 900 billion divided into 1,800,000,000 shares, each share having a nominal value of Rp 500.-. Placed and paid up capital of the Company on December 31, 2001 amounting to Rp 485 billion divided into 970,000,000 shares, each share having a nominal value of Rp 500.-.

On December 31, 2002, the authorized capital of the Company was listed at Rp 1,800 billion divided into 7,200,000,000 shares, each share having a nominal value of Rp 250.-. Placed and paid up capital of the Company increased by Rp 259.49 billion to Rp 744.49 billions on December 31, 2002 divided into 2,977,976.810 shares, each share having a nominal value of Rp 250.-. The change in placed and paid up capital was caused by distribution of bonus share originating from capitalization of share agio produced by the initial public offering totaling Rp 23.57 billions and distribution of share dividends originating from some retained earnings up to December 31, 2001 totalling Rp 111.84 billion as well as originating from Limited Public Offering I in 2002 totaling Rp 124.08 billions.

Additional net paid up capital totaled Rp 165.77 billions was the difference between the market price of share on March 27, 2002 namely Rp 1,250.- each share with the nominal value of dividend shares of Rp 500.- each share distributed on May 27, 2002 after being deducted by the stock offer cost within the framework of Limited Public Offering I. Meanwhile, the additional paid up capital, net in 2001 totaled Rp 23.57 billion were capitalized within the framework of distribution of bonus share to the shareholders. The difference in revaluation of fixed assets on December 31, 2002 and 2001 was Rp 103.28 billion. This difference in fixed assets originated in the revaluation of certain fixed assets (land and building) by independent appraiser, PT Artanila Permai on June 30, 2001.

Placed capital and fully paid up capital on December 31, 2003 totaled Rp 1,247.03 billion, increasing by Rp 502.54 billion or 67.50% compared with the paid up capital on December 31, 2002 recorded at Rp 744.49 billion. The increase in placed and fully paid up capital totaling Rp 186.12 billion is from the Limited Public Offering II in 2003 totaling Rp 239.88 billion originating from balance of share agio capitalization and Rp 76.52 billion was retained earnings capitalization.

On December 31, 2003 the balance of additional paid up capital totaling Rp 91.83 billion was the difference in

market price Rp 550.- per share at the closing date of August 21, 2003 with the nominal value of Rp 250.- each share on 306,091,338 shares. The balance of paid up capital on December 31, 2002 namely Rp 165.77 billion have been capitalized wholly by distributing 959,549,650 bonus shares.

BUSINESS RISK

As other fields of business, the Company's field of business can also be affected by challenges and macro and micro risks. The risks which can affect the Company's performance in general can be grouped as follows:

1. CREDIT RISK
2. RISK OF LIQUIDITY
3. RISK OF CHANGE IN LEVEL OF INTEREST RATE
4. RISK OF CAPITAL ADEQUACY
5. OPERATIONAL RISK
6. RISK OF EXCHANGE RATE OF FOREIGN CURRENCIES
7. RISK OF TECHNOLOGY
8. RISK OF ADEQUACY FOR SETTING-UP THE ALLOWANCE FOR PRODUCTIVE ASSETS WRITE-OFF (PPAP)
9. ECONOMIC AND SOCIO-POLITICAL RISK
10. RISK OF COMPETITION

1. Brief History of the Company

The Company was incorporated under the name of PT Bank Buana Indonesia based on the Deed of Incorporation No. 150 dated August 31, 1956, drawn up before Eliza Pondaag, SH, a Notary Public in Jakarta and the said deed have been approved and ratified by the Minister of Justice of The Republic of Indonesia by virtue of his Decree No. J.A.5/78/4, dated October 24, 1956, and has been registered with the Office of the Jakarta Court of First Instance under No. 1811 on October 27, 1956 and has been promulgated in the State Gazette of the Republic of Indonesia No. 96 dated November 30, 1956, Supplement No. 1243.

Based on the Letter of Chairman of the Capital Market Supervisory Board No. S-1544/PM/2000, dated June 27, 2000 the Company has conducted a Public Offering by offering to the Public a total of 194,000,000 shares. Within the framework of the Initial Public Offering, the Company's Articles of Association has been amended in its entirety by the Deed of Minutes of Extraordinary General Meeting of Shareholders No. 19 dated July 22, 1999 drawn up before Fathiah Helmi, SH, a Notary public in Jakarta which has been approved by the Minister of Justice of the Republic of Indonesia by means of his Decree No. C2-13889.HT.01.04.Th.99 dated July 30, 1999 and has been

registered in the Company Register under No. TDP 090216501283 with the West Jakarta Municipality Companies Registration Office No. 7862/BH.09.02/IX/1999 dated September 30, 1999 and has been promulgated in the State Gazette of the Republic of Indonesia No. 103 dated December 24, 1999, Supplement No. 8563.

The Company's Article of Association has been amended several times as of the Initial Public Offering. The Company's Articles of Association for the most recently amended by the Deed of Statement of Decision of Meeting No. 9 dated November 5, 2003 which were drawn up before Fathiah Helmi, SH, a Notary Public in Jakarta, such deed has been reported and accepted as well as recorded by the Minister of Justice and Human Rights based on the Receipt of Report of the Deed of Amendment to the Articles of Association No. C-27357 HT.01.04.TH.2003 dated November 14, 2003 and has been registered in the Company Register with the West Jakarta Municipality Companies Registration Office No. 4553/RUB.049-02/XII/2003 dated December 10, 2003 and has been promulgated in the State Gazette of the Republic of Indonesia No. 11/2003 dated February 6, 2004, Supplement No. 113/L/2004.

2. Company's Share Ownership

The composition of the Company's Shareholders based on the Register of Shareholders per December 31, 2003 which has been issued by PT. Sirca Datapro Perdana as the Company's Stock Administration Bureau is as follows:

	Total Shares	Total Nominal Value (Rp)	Percentage (%)
Authorized Capital	7,200,000,000	1,800,000,000,000	
Placed Capital and Paid Up Capital			
PT Sari Dasa Karsa	2,765,670,505	691,417,626,250	55.45
Eddy Muljanto	22,571,637	5,642,909,250	0.45
Sri Muljati Suwito	22,292,530	5,573,132,500	0.45
Karman Tandanu	7,998,793	1,999,698,250	0.16
Lukito Winarto	5,982,060	1,495,515,000	0.12
Sastro Wijatno	3,614,326	903,581,500	0.07
Siang Hadi Widjaja	2,418,739	604,684,750	0.05
Public			
PT Makindo Tbk.	297,743,526	74,435,881,500	5.97
International Finance Corporation	335,000,000	83,750,000,000	6.72
Other Publics (less than 5%)	1,524,819,884	381,204,971,000	30.56
Total of Placed Capital and Paid Up Capital	4,988,112,000	1,247,028,000,000	100.00
Total of Capital in Portfolio	2,211,888.,000	552,972,000,000	

3. Management and Supervision of the Company

Based on the Deed of Minutes of Extraordinary General Meeting of Shareholders No.45 dated March 28, 2003 drawn up before Fathiah Helmi, SH, a Notary Public in Jakarta, and Proof of Administration of Bank Indonesia on the Composition of the members of the Board of Commissioners and the Board of Directors of the Company, the composition of the members of the Board of Commissioners and the Board of Directors of the Company listed in the Administration of Bank Indonesia are as follows:

The Board of Directors

President Director	:	Jimmy Henricus Kurniawan Laihad
Director	:	Aris Janasutanta Sutirto
Director	:	Eddy Muljanto
Director	:	Pardi Kendy
Director	:	Safrullah Hadi Saleh
Director	:	Soehadie Tansol

The Board of Commissioners

President Commissioner	:	R. Rachmad
Commissioner	:	Lukito Winarto
Commissioner	:	Wimpie Wirja Surja
Commissioner	:	Soetadi Limin

The Company also has Audit Committee with the following composition of members:

Chairman	:	Wimpie Wirja surja	-Independent Commissioner
Member	:	Theodorus Lufti	-External Party
Member	:	Hendra Tedjajana	-External Party

4. Brief Information on Corporate Shareholders

4.1. PT Sari Darsa Karsa

4.1.1. Establishment

PT Sari Darsa Karya ("SDK") is a limited liability Company domiciled in Indonesia and located on Jalan Asemka No.32, Jakarta, incorporated by the Deed No. 48 dated December

21, 1982, and the Deed on Amendment to the Articles of Association No. 39, dated January 28, 1983, both of the said deeds were drawn up before Henk Limanow, a Notary Public in Jakarta, such deeds have been approved and ratified by the Minister of Justice of the Republic of Indonesia by means of his Decree No. C2-5672.HT.01.01.Th.83 dated August 16, 1983 registered with the Office of the Jakarta Court of First Instance under No. 3670/1983 and 3671/1983, dated September 6, 1983 and have been promulgated in the State Gazette of the Republic of Indonesia No. 73, dated September 13, 1983, Supplement No. 833.

Based on the Deed of Merger Agreement between SDK and PT Paramita Makmur Pertama (PMP) No. 4 dated August 1\, 2001 drawn up before Fathiah Helmi, SH, a Notary Public in Jakarta, SDK and PMP agreed and concurred to merge effectively valid as from August 1, 2001 and hereinafter PMP dissolves for the sake of law without being preceded by liquidation. The said merger has been informed to the Minister of Justice and Human Rights of the Republic of Indonesia by means of the Letter of Notary Public No. 224/PT.B/PRP/VIII/2001 dated August 7, 2001 and has been registered in Companies Register on March 1, 2002. This merger is not followed by the amendment to the Articles of Association of SDK.

The Articles of Association of SDK has been amended several times, the most recently amendment as contained

in the Deed of Joint Approval Statement of All Shareholders No. 21, dated December 14, 2001, drawn up before Fathiah Helmi, SH, a Notary Public in Jakarta, approved and ratified by the Minister of Justice of the Republic of Indonesia by means of his Decree No. C-01570.HT.01.04.Th. 2002, dated January 29, 2002 and has been registered in Companies Register with the West Jakarta Municipality Companies Registration Office under No. 0388/III/2002 dated March 1, 2002, as well as announced in the State Gazette of the Republic of Indonesia No. 39, dated May 14, 2002, Supplement No. 4722. The Deed amends Article 3 of the Articles of Association regarding the purposes and objectives as well as business activities of SDK.

4.1.2. Business Activity

In line with the Company's Articles of Association, the purposes and objectives of SDK are to carry out business in the field of general trading, industry, agriculture, plantation and agribusiness, representative or agent, transportation, doing business as contractor and to carry out business in the field of services.

4.1.3. Management and Control

At the time this Prospectus is issued, the composition of the members of the Board of Commissioners and the Board of Directors of SDK are as follows:

The Board of Commissioners

President Commissioner	: Hendra Suryadi
Commissioner	: Iskandar Tanuwidjaja
Commissioner	: Ishak Sumarno
Commissioner	: Karman Tandanu

Director

President Director	: Bambang Sutedjo
Vice President Director	: Agus Mulyono
Director	: Siang Hadi Widjaja

4.1.4 Capital

At the time this Prospectus is issued, the structure of capital and shareholders of SDK are as follows:

	Total Shares	Total Nominal Value (Rp)	Percentage (%)
Authorized Capital	800,000	400,000,000,000	
Placed Capital and Fully Paid Up Capital			
- Hendra Suryadi	25,740	12,870,000,000	11.00
- Mrs. Sri Muljati Suwito	23,180	11,590,000,000	9.91
- Tan Siong Kie	30,420	15,210,000,000	13.00
- Iskandar Tanuwidjaja	25,740	12,870,000,000	11.00
- Ishak Sumarno	25,740	12,870,000,000	11.00
- Edi Muljanto	25,740	12,870,000,000	11.00
- Siang Hadi Widjaja	32,760	16,380,000,000	14.00
- Karman Tandanu	29,718	14,859,000,000	12.70
- Sastro Wijatno	8,424	4,212,000,000	3.60
- Lukito Winarto	6,538	3,269,000,000	2.79
Total of Placed Capital and Fully Paid Up Capital	234,000	117,000,000,000	100.00
Total Share in Portfolio	566,000	283,000,000,000	

4.2. PT Makindo Tbk ("Makindo")

4.2.1. Incorporation

Makindo is a limited liability Company which was incorporated under the name of PT Young & Sons, based on the Deed of Incorporation No. 223, dated April 24, 1973, and Deed of Amendment to the Articles of Association No. 7 dated December 1, 1973, both of the said deeds were drawn up before Mohamad said Tadjoedin, a Notary Public in Jakarta, and have been approved and ratified by the Minister of Justice of Republic of Indonesia by means of his Decree No. Y.A.5/432/13, dated December 13, 1973, and have been registered with the Office of the Jakarta Court of First Instance under No. 4227 and No. 4228, both of the said Decrees dated December 15, 1973, and have been promulgated in State Gazette of Republic of Indonesia No. 81, dated October 9, 1992, Supplement No. 5038.

The Articles of Association of Makindo has been several times amended, the most recently amended by the Deed of Statement of Decision of Extraordinary General Meeting of Shareholders No. 19 dated April 18, 2001 drawn up before Fathiah Helmi, SH, a Notary Public in Jakarta, approved and ratified by the Minister of Justice and Human Rights of Republic of Indonesia by means of his Decree No. C-01537.HT.01.04.TH.2001, dated June 1, 2001, and has been registered with the Office of the Jakarta Court of First Instance under No. 1369/RUB.09.05/VIII/2001, dated August

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS * TRANSLATOR *

15, 2001, and has been promulgated in the State Gazette of Republic of Indonesia No. 101, dated December 18, 2001, Supplement No. 8414. This deed amends Articles 3 of the Articles of Association regarding the purposes and objectives of Makindo.

4.2.2. Business Activity

Based on Article 3 of the Deed No. 19, dated April 15, 2001, drawn up before Fathiah Helmi, SH, a Notary Public in Jakarta, the purposes and objectives of Makindo are to carry out business in the field of services, general trading, representative or agent, contractor, industry, real estate, transportation, printing, agriculture and plantation.

4.2.3. Management and Control

At the time this Prospectus is issued, the composition of the members of the Board of Commissioners and the Board of Directors of Makindo are as follows:

Commissioner

President Commissioner	:	Rachmiwaty
Commissioner	:	Abdul Kadir

Director

President Director	:	Gunawan Jusuf
Director	:	Irwan Ang
Director	:	Purwaty Lee Gouhault
Director	:	Rachmini Jusuf Loh

4.2.4. Capitalization

Based on the Register of Shareholders (DPS) of Makindo, the composition of Makindo shareholders per December 31, 2003 are as follows:

	Total Shares	Total Nominal Value (Rp)	Percentag e (%)
Authorized Capital	2,000,000,000	1,000,000,000,000	
Placed Capital and Fully Paid Up Capital			
- PT Garuda Pancaarta	499,990,000	249,995,000,000	56.96
- Treasury Stock Perseroan (Repurchased Share Capital)	79,727,500	39,863,750,000	9,08
- Public	298,173,500	149,086,750,000	33,96
Total of Placed Capital and Fully Paid Up Capital	877,891,000	438,945,500,000	100,00
Total Share in Portfolio	1,122,109,000	561,060,750,000	

5. Information on Company's Participation (Equity)

The following is the share participation of the Company per December 31, 2003 in companies with the ownership right to shares of less than 20%:

	Ownership Percentage	Total Nominal (in thousand rupiahs)
PT Asuransi Buana Independent (insurance company): 12,000 shares, each share having a nominal value of Rp 100,000	10.00%	300,000
PT Sarana Bersama Pembiayaan Indonesia (financing company): 63 shares, each share having a nominal value of Rp 1,000,000	0.94%	63,000
PT Bank Muamalat Indonesia (Bank Syariah): 1,000 shares, each share having a nominal value of Rp 1,000	0.01%	1,000
PT Aplikanusa Lintasarta (communication service company): 52 share, each share having a nominal value of Rp 1,000,000	0.04%	25,000
Total		389,000

BUSINESS ACTIVITY AND BUSINESS PROSPECT

1. General

The Company begins its operation as a General Bank in Jakarta on November 1, 1956 under the business permit issued by the Minister of Finance of the Republic of Indonesia No. 203443/U.M/II dated October 15, 1956. Formerly the Company having its head office on Jalan Samanhudi No. 33 Central Jakarta, and subsequently in 1958, the Head Office of the Company is moved to Jalan Asemka No. 32, Central Jakarta. In 1982, the Office of the Board of Directors and the Board of Commissioners of the Company is moved to Jalan Gajah Mada No. 1A, Central Jakarta until now.

Through the Certificate of Bank Indonesia No. 9/39/Kep/ Dir/UD dated July 22, 1976 the status of the Company was promoted to *Bank Devisa*. The status of *Bank Devisa* gives opportunity for the Company to expand its business scope, so that it is not only limited to the domestic banking service needs, but also enables the Company to provide international banking service, such as financing the import and export business, transaction in foreign currencies and treasury activity. To support the smooth implementation of operational activity, the Company establishes correspondence relationship with several leading banks in the world.

2. Business Activity

With its head office in Jakarta, the Company is in operation through 31 branch offices, 132 Sub-Branch Office, 6 cash offices and 89 ATM scattered in 18 provinces in Indonesia. The Company is categorized as the bank of medium scale with the main focus to serve small-medium scale business. On December 31, 2003, the amount of 3.84 trillion or 71.97% credit is provided by the Company in the form of working capital credit to small-medium scale businesses in the commercial segment. The regular need for liquidity from small-medium scale businessmen has given to the Company a low cost of fund, which is obtained from the total proportion of Giro in the Company's funding source. This matter occurred because the fund from the third party of the Company in the form of Giro or Saving had interest which was much lower than deposit. On December 31, 2003 the Company is in operation through the following offices.

No	Province	A	B	C	D	E	Total	F
1	North Sumatera	-	-	1	5	-	6	2
2	Riau	-	-	1	2	-	3	2
3	Riau Island	-	-	1	1	-	2	1
4	South Sumatera	-	-	1	4	-	5	2
5	Bengkulu	-	-	1	2	-	3	1
6	Lampung	-	-	1	2	-	3	1
7	Jambi	-	-	1	-	-	1	1
8	DKI Jakarta	1	1	3	41	-	46	35
9	West Java	-	-	4	18	3	25	9

No	Province	A	B	C	D	E	Total	F
10	Banten	-	-	1	2	-	3	2
11	Middle Java	-	-	4	18	-	22	9
12	Yogyakarta	-	-	1	3	-	4	1
13	East Java	-	-	5	19	3	27	10
14	Bali	-	-	1	6	-	7	4
15	South Sulawesi	-	-	1	2	-	3	1
16	East Kalimantan	-	-	2	4	-	6	4
17	West Kalimantan	-	-	1	2	-	3	2
18	South Kalimatan	-	-	1	1	-	2	2
	Total	1	1	31	132	6	171	89

Remark:

A : Office of the Board of Directors and the Board of Commissioners

B : Head Office

C : Branch Office

D : Sub-Branch Office

E : Cash Office

F : ATM

The Company's focus on small-medium scale business and retail has assisted the Company in facing the banking and economic crisis in 1997. When many competitors of the Company suffered big losses resulting from their businesses that were concentrating on credit to big corporations, the Company not only did survive over the crisis but could even develop significantly. The Company possessed flexibility and experience in taking appropriate and prompt action to ensure the payment of credit as well as adjusting the amount of credit distribution when the

economic condition deteriorated. Therefore, the Credit Management supplemented with the principle of prudential banking has caused the Company to rapidly develop by increasing the distribution of credits, instead of carrying out large scale expansion as the one conducted by the competitors.

The Company's Policy to make decision on controlled growth and the establishment of harmonious partnership with small-medium scale businesses have given the Company a better position than that of competitors that began to realize the importance of small-medium scale business for the growth of the banking sector. The locations of offices in the Company's network which are all situated in the trading centers and also the experience as well as expertise of the Company in providing personal services, make the Company widely known by the public and customers of small-medium scale businesses, such as retailer, distributor and producer as trusted business partners.

The development of various products, including technology based product is constantly carried out in order that customers enjoyed banking product choices, which are in accordance with the need. The expansion of office network remains consistent with the location in the trading centers. The Company has started computerization based on **Local Area Network** since 1998 and has possessed integrated

transaction service in an on-line way in all office networks.

In connection with the Company's plan to improve the Company's image and to give opportunity to foreign investors to have shares of the Company, on October 11, 2002 the Company has submitted the application for listing of share in the form of ADR level 1 to the United States Securities Exchange Committee (US SEC). This application has been approved by US SEC with File No. 82-34694 on December 10, 2002.

3. Strategy of Business and Marketing

In overall, the strategy of the Company is based on the expertise and experience of the Company in providing services and marketing of banking products to small and medium scale business. With the improved economic condition in Indonesia, the Company is convinced that now it is the appropriate time to expand credit distribution. To achieve the target and objective, the following strategic steps will be taken:

a. Focusing on development of business on small and medium scale business by emphasizing good partnership relationship. The Company will continue trying to increase the Company's market share in this sector by making product cross selling and service availability in the Company's different market

segments, such as offering insurance products and investment management.

b. Strengthening the Company's organizational structure by conducting periodical study and continuous study, making various adjustments in organizational units, particularly in the aspects of responsibility, duty and output, in order to provide the best service to the customers. The Company also improves the existing reporting channel, in order to achieve effective and efficient operation and decision-making.

c. Improving human resources through various programs, such as training program both formal and informal, program for forming the Company's effective objective in responding to the challenge of market and program for leadership training. In recruiting new employees, the Company emphasizes loyalty and the suitability of system and working culture. The improvement of quality of human resources is directed to improve the knowledge and skill, so that the best is achieved for customers.

d. Selectively setting up and expanding working network by opening new units which are consistent with the vision and mission of the Company as well as periodically conducting study and improving technological application in supplying banking products and service. The Company realizes that

information technology is one of the main pillars in the banking service. By selecting the appropriate information technology, the Company is ready to become the future bank. Since October 2002, the Company has managed to renew and improve the capacity as well as integrating all components of computerization and information technology of the Company, so that it becomes a *centralized real-time/ online processing system.*

e. The Company plans to intensity the distribution of credit by purchasing credit assets selectively from the Indonesian Bank Restructuring Agency (IBRA).

f. In facing the ever increasing competition, since July 1995 the Company conducts promotion called "Buana Promo", productive savings by providing incentives in the form of interesting prized lottery. Since the implementation of the "Buana Promo" promotion, the productive savings has succeeded in increasing the third party's funds raised by the Company originating in the public. In carrying out marketing strategy, the Company has specifically allocated funds to promote product and facility offered by the Company. In carrying out the business, the Company sticks to its vision, namely "Becoming the Most Reliable Major Retail Bank", while the marketing strategy is further focused on the offer of banking products and services which

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

have quality by continuing to maintain the principle of prudential banking and conservatism.

In overall, the above-mentioned objective is to reflect the Company's mission to continuously improve the superiority and the advantages of competitiveness and market share in the segment target, while continuing to maintain the reputation as a bank which applies the principle of prudential banking and is reliable.

4. Capitalization

Based on Bank Indonesia Regulations No. 31/146/KEP/DIR dated November 12, 1998 as already amended by Bank Indonesia Regulations No. 3/21/PBI/2001 dated December 13, 2001 regarding Obligations of General Bank to Provide Capital Adequacy Ratio, since December 31, 2001, Bank Indonesia requires every general bank to provide minimum capital of 8% of ATMR.

The Company's core capital has increased with the lapse of time as result of growth of retained earnings and distribution of share dividend and bonus share to increase the placed and fully paid capital. Until now, the Company has maintained the obligation to provide minimum capital required by BI. The following table shows the Company's capitalization based on classification of BI to calculate the capital adequacy ratio.

(in billion rupiahs)

	December 21, 2003	December 21, 2003	December 21, 2003
Total of Capital	1,614.26	1,210.49	940.60
Total of ATMR	7,231.70	5,417.51	3,967.68
Ratio of Obligation to Provide Minimum Capital	22.32%	22.34%	23.71%
Ratio of KPMM (minimum KPMM based on the existing regulations of BI).	8.00%	8.00%	8.00%

5. Maximum Lending Limit (BMPK)

The following is BMPK Table of the Company on December 31, 2003, 2002 and 2001:

(in billion rupiahs)

	December 31, 2003		December 31, 2002		December 31, 2001	
	Total	%	Total	%	Total	%
Credit for related party*	65.01	1.22%	79.55	2.01%	37.22	1.38%
Credit to unrelated party*	5,271.32	98.78%	3,875.49	97.99%	2,660.27	98.62%

**) Percentage against total credit*

6. Prospect and Development of Business

6.1. Prospect of National Economy

The Indonesian economic condition has not recovered yet from the economic crisis, which has lasted for a long time. Nevertheless, in macro economics, positive improvement has taken place to several economic indicators. As an illustration, the development of Indonesian Gross Domestic Product which was originally estimated at about 3.5%-4% had turned out better at about 4.6% during 2003. This matter is particularly caused by the strong domestic

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

consumption, which is also assisted by global economic improvement.

For 2004, the growth of Indonesian Gross Domestic Product is projected at about 5%. Meanwhile the projection of national economic growth based on the economic sector for 2004 is as follows:

Sector	**2004 Growth Projection**
Agriculture, cattle-breeding, forestry and maritime	4.6%
Mining	3.8%
Processing industry	4.9%
Electricity, gas and water	5.2%
Construction	7.0%
Retail, hotel and restaurant	5.6%
Transportation and communication	7.5%
Finance and corporation service	5.3%
Service sector	5.6%

Source: Projection and estimation of CIC, Indocommercial No. 336 - January 4, 2004.

In addition, the Government has also determined the target based on several economic indicators of Indonesia as assumed in the formulation of 2004 APBN (State Budget), as follows:

Indicator	Projection of RAPBN for 204
Inflation Rate	6.5%
Exchange rate of Rupiah against USD	Rp. 8,600/USD
Interest rate of Bank Indonesia Certificate	8.5%

Source: Projection and estimation of CIC, Indocommercial No. 336 - January 4, 2004.

The optimism of the Government for the Indonesian economic recovery in 2004 is supported by the Indonesia macro economic factors which keep growing better and stable. The 2003 inflation rate was better than the target of the inflation level anticipated by RAPBN (State Budget Plan). Based on Statistic Official News of the Republic of Indonesia No. 01/VI/02, January 2004, the inflation rate for 2003 (January-December) calendar year was recorded at 5.06%, lower than the initial estimate of APBN 2003, namely 8%, and much better than the inflation rate in 2002 which was recorded at 10.03%. The exchange rate of USD against Indonesian Rupiah was also seen stable at the average level of Rp 8,572 during 2003, strengthening continuously from Rp 8,900 - Rp 9,000 in early 2003 until finally it reached Rp 8,423 per December 31, 2003 (Source: Bloomberg, per January 28, 2004). This matter is caused among others by the decrease in sensitiveness of exchange rate against political and social upheaval of the state, supported by the increase in flows of foreign funds to Indonesia in the form of investment on assets and bond of the Government. Meanwhile, the interest rate SBI was also seen to be stable, recorded at the level of 8.31% at the end of 2003, much lower than the initial target of APBN for 2003 at 10.1%.

With the improvement of economic indicators during 2003 as mentioned above, the economic prospect for 2004 is anticipatedly quite optimistic. The targets in the above-

mentioned indicators were considered to be quite conservative, among others because consideration wass also given to doubts of the public and foreign investors for the political and security condition of Indonesia in connection with the holding of the General Election in 2004.

6.2. Obstacles to National Economy

The implementation and smooth performance of the 2004 GENERAL ELECTION is anticipated to considerably affect the social and political condition in Indonesia. The unstable political and social condition could hinder an Indonesian rapid economic recovery, due to the limited foreign investment in Indonesia which will eventually hinder the growth of employment opportunity and deteriorate the national level of unemployment.

Nevertheless, the 2004 GENERAL ELECTION is expected not to give a negative impact on the Indonesian domestic economic growth, as observed during 2003, in which economic activity was no longer too susceptible toward the social and political upheaval taking place.

The trust of foreign investors in Indonesia also plays a role in economic recovery through the inflow of foreign funds both from new investments and business expansions. Therefore, the attitude of the Government toward tackling the problems of corruption, collusion and nepotism will very much affect the level of trust of foreign investor.

Meanwhile, the strengthening of the Indonesian Rupiah against US Dollar can result negatively vis-à-vis export competitiveness, made worse by the weak performance of manufacturing industry of Indonesia resulting in the non-competitiveness of Indonesian export products, meaning that export products are very much threatened by other strong countries such as Taiwan and the People's Republic of China. The state foreign exchange obtained from export will be very much needed to fully pay the state foreign debt which accrues.

For several years the Indonesian economic improvement has been very much supported by the public domestic consumption which in fact cannot be relied on for very long. It is necessary to have the strong foundation in the sector of processing industry (manufacture) and agriculture in order to be able to support development of other sectors.

Toward the implementation of AFTA, the Indonesian economy is faced with quite heavy competition from other countries. If the Indonesian Government does not anticipate this matter properly and effectively, the implementation of AFTA can have negative impact on the survival of the Indonesian economy, particularly on the sector of trade/small and medium scale retailing.

6.3. Prospect of Company's Business

At the time the economy and banking sector in Indonesia suffer resulting from the prolonged crisis in Asia, many small and medium scale businesses were not affected by the fluctuation of exchange rate. Most of the business players were customers of the Company which remained strong facing this economic crisis. Therefore, the Company could also face this economic crisis properly. This year the business return of the Company was expected to be achieved, in which the Indonesian economy improves with the projection of economic growth approaching 4.8%.

Although the 2004 GENERAL ELECTION is a political activity, it will have big and positive impact on the economy, namely quite big funds are utilized by the Government and political parties participating in the General Election to purchase and supply goods and logistics for their campaigns prior to the General Election.

In 2004 the growth of business and finance of the Company is expected to be achieved through the trust of customers in order that customers remain secure to save their funds in the Company. In addition, the Company also makes continuous efforts to improve the services for customers by utilizing online banking technology, credit and debit card products as well as facilities for payment.

On the aspect of credit distribution, the Company tries to maintain and promote relationship with long

established debtors, in order that their businesses survive and the quality of credit maintained.

With the basis of customers that are loyal and continuously growing in the segment of consumer banking and small-medium scale business as well as business pattern based on the principle of prudential banking, the Company expects to stay in the front line of the national banking industry.

Based on the assessment conducted by Investor magazine, the company is considered as a bank with very big potential to be one of the strongest national scale bank in Indonesia, which has so far been successful in showing success in forming strong capital, as well as applying banking management which has the principle of prudential banking (Source: Investor, 1st Edition on December 2002).

SUMMARY ON IMPORTANT FINANCIAL DATA

The following table presents the Company's important financial data for the year ended on December 31, 2003 which had been audited by Registered Public Accountant Office of Prasetio, Sarwoko and Sandjaja and the Company's financial report for the years ended on December 31, 2002, 2001, 2000 and 1999 which have been audited by the Registered Public Accountant Office of Siddharta, Siddharta & Widjaja (formerly it was called Registered Public Accountant Office of Siddharta & Harsono) each

with reasonable opinion without exception (unqualified opinions).

Balance Sheets

(in billions Rupiahs)

DESCRIPTION	December 31				
	2003	2002	2001	2000	1999
Assets					
Cash	141.35	220.31	122.67	148.48	131.50
Giro with Bank Indonesia	603.24	548.92	511.88	474.23	423.24
Giro with other banks – net	63.19	82.68	97.29	123.55	122.12
Placement in other banks – net	645.77	1,206.64	1.039	870.24	912.15
Securities– net					
Traded/Marketable	972.47	915.76	749.35	-	-
Available for sale	31.43	39.66	28.88	4.84	5.03
Possessed until due	5,620.21	5,709.80	5,494.91	6,458.00	6,813.46
Securities purchased under agreement to resell– net	473.22	198.62	1,168.43	478.56	22.35
Derivative account receivables– net	2.53	1.41	2.36	2.41	-
Credit provided – net	5,267.83	3,907.22	2,621.86	1,761.45	841.37
Acceptation account receivables– net	18.22	16.07	16.69	9.88	16.94
Participation/Equity – net	0.32	0.82	7.81	7.81	15.24
Fixed assets – net	321.79	316.75	299.59	134.73	108.49
Other assets – net	173.55	116.70	116.20	148.19	149.39
Total Assets	**14,335.12**	**13,281.36**	**12,274.10**	**10,620.37**	**9,561.28**
Liabilities and Stockholders' Equity					
Immediate liabilities	62.61	64.33	51.62	57.81	32.65
Non-bank customer savings					
Giro	3,148.25	2,966.85	3,079.89	2,425.51	2,086.35
Savings	4,347.16	3,916.16	3,877.45	3,860.55	3,610.19
Deposits	4,809.31	4,567.23	3,997.12	3,301.63	3,031.74
Bank customer savings					
Giro	11.90	3.01	2.28	2.61	4.38
Savings	18.53	14.25	10.06	4.08	2.31
Deposits	2.00	2.20	2.13	2.00	-
Call money	70.00	266.00	-	79.00	52.00
Derivative liabilities	0.08	2.20	2.66	-	0.41
Acceptation liabilities	18.40	16.24	16.86	9.98	17.11

Borrowings	41.23	56.48	67.11	60.43	66.57
Accrued expenses	22.54	27.20	34.38	28.74	26.74
Taxes payable	17.89	42.85	62.99	49.31	53.82
Other liabilities	79.27	60.78	38.33	40.91	24.36
Estimated losses in commitment and contingency	2.65	2.00	2.38	1.54	1.33
Total Liabilities	**12,651.82**	**12,007.78**	**11,245.26**	**9,924.10**	**9,009.96**
Total Stockholders' Equity	**1,683.30**	**1,273.58**	**1,028.84**	**696.27**	**551.32**
Total Liabilities and Stockholders' Equity	**14,335.12**	**13,281.36**	**12,274.10**	**10,620.37**	**9,561.28**

Statement of Income

(in billions Rupiahs)

DESCRIPTION	December 31				
	2003	2002	2001	2000	1999
Statement of Income					
Interest income	1,559.22	1,727.27	1,669.58)	1,180.19)	1,775.13
Interest expense	(973.27)	(1,105.12)	(1,027.92)	(798.82)	(1,226.97)
Interest income-net	685.95	622.15)	641.66)	381.37)	548.16
Other operation expenses-net	(369.76)	(283.70)	(248.19)	(255.98)	(365.42)
Income from operations before allowances for credits write-off and others	316.19	338.45)	393.47)	125.39)	182.74
Recovery from (expense for) allowances for credits write-off and others	1.61	6.83)	(36.83)	32.22)	215.27
Income from operations-net	317.80	345.28)	356.64)	157.61)	398.01
Non operating income and (expenses)	1.48	12.10)	3.11)	3.63)	(3.15)
Income before taxes	319.28	357.38)	359.75)	161.24)	394.86
Taxes expenses	(97.43)	(106.13)	(99.85)	(59.72)	(115.81)
Net income of current year	221.85	251.25)	259.90)	101.52)	279.05
Net income per share (full Rupiahs)	61	90)	96	45	179

Financial Ratio *(in percentage)*

	2003	2002	2001	2000	2001
Financial Ratio					
Total Liabilities against Total Assets	88.26	90.41	91.62	93.44	94.22
Total Liabilities against Total Stockholders' Equity	751.61	942.84	1,093.00	1,425.32	1,634.25
Total Credit provided against Total Assets	37.23	29.78	21.98	17.04	9.51
Total Productive Assets against Total Assets	91.35	90.94	91.39	91.47	91.50
Total Public Funds against Total Assets	85.84	86.21	89.25	90.28	91.29
Business Ratio					
Net Interest income against average Total Assets	4.97	4.87	5.61	3.78	6.67
Net Interest Income against average Total Stockholders' Equity	46.40	54.04	74.39	61.14	130.91
Net Interest Income against average Total Productive Assets	5.45	5.34	6.13	4.13	7.09
Other Operating Expenses - Net against average Total Assets	(2.68)	(2.22)	(2.17)	(2.54)	(1.83)
Other Operating Expenses - Net against average Total Equity	(25.01)	(24.64)	(28.77)	(41.04)	(35.86)
Other Operating Expenses - net against average Total Net Productive Assets.	(2.94)	(2.44)	(2.37)	(2.77)	(1.99)
ROA (Return On Assets)	2.31	2.80	3.14	1.60	4.80
ROE (Return On Equity)	17.00	26.97	34.94	16.28	79.97
Net Profit against average Total Net Productive Assets	1.76	2.16	2.48	1.10	3.70
Net Operating Income (Expenses) against Interest Income	20.38	19.99	21.36	13.35	22.42
Profit before Tax against Interest Income	20.48	20.69	21.55	13.66	22.24
Net Profit against Interest Income	14.23	14.55	15.57	8.60	15.72
Credit provided against Net Productive Assets	40.23	32.35	23.37	18.13	9.62
Credit Provided against Funds Received - LDR	43.37	31.53	24.62	17.58	9.87

Allowance for credit write-off against Credit provided	(1.28)	(1.21)	(2.80)	(2.69)	(7.46)
Total non performing loan against Total credit provided	0.86	0.75	2.80	3.85	13.26
Ratio of obligation to provide minimum capital - CAR	22.32	22.34	23.71	20.65	24.41
Ratio of growth					
Net Interest Income	10.25	(3.04)	68.25	(30.43)	(28.96)
Net Operating Income	(7.96)	(3.19)	126.28	(60.40)	145.53
Net Profits	(11.70)	(3.33)	156.01	(63.62)	187.89
Total Assets	7.93	8.21	15.57	11.08	38.88
Total Liabilities	5.36	6.78	13.31	10.15	36.55
Total Stockholders' Equity	32.17	23.79	47.76	26.29	92.69

EQUITY

The following table depicts the amendment to the Company's equity for the years ended on December 31, 2003, 2002, 2001, 2000 and 1999. The equity figures are taken from the Company's financial report for the year ended on December 31, 2003, which has been audited by Office of Registered Public Accountants of Prasetio, Sarwoko & Sandjaja and the Company's financial report for the years ended on December 31, 2002, 2001, 2000 and 1999, which have been audited by the Office of Registered Public Accountants of Siddharta, Siddharta & Widjaja (formerly called Office of Registered Public Accountants of Siddharta Siddharta & Harsono) each with unqualified opinion (reasonable opinion without exception).

(in billion Rupiahs)

	December 31				
	2003	2002	2001	2000	1999
Placed and paid up capital	1,247.03	744.49	485.00	485.00	235.00
Additional paid-up capital, net	91.83	165.77	23.57	23.57	-
Difference in fixed assets revaluation	103.25	103.28	103.28	-	-
Difference arising from restructuring transactions among entities under common control	(6.22)	(6.22)	(6.22)	(6.22)	(6.22)
Unrealized profit (loss) on investments due to increase (decrease) in fair value of securities available for sale	4.97	1.70	0.32	(0.11)	0.03
Retained Earnings	242.42	264.55	422.90	194.03	322.51
Total Stockholders' Equity	**1,683.39**	**1,273.58**	**1,028.85**	**696.27**	**551.32**

BOND UNDERWRITING

Based on the requirement and provisions mentioned in the deed of Underwriting Agreement of Bank Buana Indonesia Subordinated Bond I of 2004, the Underwriters agree to offer to the public in full commitment Bank Buana Indonesia Subordinated Bond I of 2004 with a maximum total of Rp 500,000,000,000.- (five hundred billion rupiahs).

SUPPORTING INSTITUTION AND PROFESSION IN THE FRAMEWORK OF PUBLIC OFFERING

Trustee	PT Bank Niaga Tbk
Notary Public	Fathiah Helmi, SH.

Public Accountants Prasetio, Sarwoko & Sandjaja

Legal Consultant Hadiputranto, Hadinoto & Partners

INFORMATION OF BOND

1. General

Subordinated Bond with a maximum total of Rp 500,000,000,000.- (five hundred billion rupiahs) offered in this point in time is called "Bank Buana Indonesia Subordinated Bond I of 2004", issued on the basis of provisions contained in the Trusteeship Agreement.

The explanation on the Subordination Bond to be given below is the principles of Trusteeship Agreement and not a full copy of all provisions and requirements mentioned in the said Agreement.

The issuance of Subordinated Bond with a maximum total of Rp 500,000,000,000.- (five billion rupiahs) is the initial Public Offering of Subordinated Bond of the Company.

The Subordinated Bond is issued in the form of Bond Without Warrant with transfer unit amounting to Rp 50,000,000.- (fifty million rupiahs) or the fold.

The Subordinated Bond is issued without warrant, except Subordinated Bond Jumbo Certificate issued to be registered on behalf of Kustodian Sentral Efek Indonesia

(KSEI) as an evidence of debt for the interest of the Subordinated Bondholder. This Subordinated Bond is registered on behalf of KSEI in the Register of Subordinated Bondholders on the date Subordinated Bond Jumbo Certificate is submitted by the Company to KSEI. The evidence of ownership of Subordinated Bond for the Subordinated Bondholder is the Written Confirmation offered by KSEI or the Accountholder based on the agreement on the opening of stock account to the Subordinated Bondholder.

The first payment of interest will be made on • and subsequent payment of interest is made quarterly in accordance with the date which has been stipulated. The final payment of interest will be made on the due date, namely on • or on the earlier date, namely on • if the Company carries out Purchase Option. The interest is calculated on the basis of total days elapse, in which 1 (one) year has 360 (three hundred sixty) days or 1 (one) month has 30 (thirty) days. All Subordinated Bonds must be fully paid at the price, which is the same as the principal written in the Written Confirmation possessed by the Subordinated Bondholder on the 40th (fortieth) Subordinated Bond Interest Payment Date, namely on • or on the 20th (twentieth) Subordinated Bond Interest Payment Date namely on • if the Company carries out Purchase Option.

The payment of Subordinated Bond interest and/or full payment of Subordinated Bond principal to the Subordinated Bondholder through the Accountholder is made by KSEI as the Paying Agent on behalf of the Company based on the Paying Agent Agreement with due observance of the laws and regulations in the field of Capital Market and provisions of KSEI regulations.

2. Principal, Subordinated Bond Interest and Due Date

The maximum principal of Subordinated Bond on the Issue Date ("Bond Issue Total") is Rp 500,000,000,000.- (five hundred billion rupiahs) with due observance of the provisions of Trusteeship Agreement, with the Subordinated Bond total unit which can be transferred and traded from one Stock Account to another Stock Account worth Rp 50,000,000.- (fifty million rupiahs) and the fold.

This Subordinated Bond issued without warrant has a period of 10 (ten) years with Purchase Option in the 5th (fifth) year and requirements as well as provisions of Bond as follows:

- Interest Rate of Subordination Bond is •% (• percent) per year for the 1st (first) year until the 5th (fifth) year and thereafter •% per year for the 6th (fifth) year until the 10th (tenth) year.

- The interest of Subordinated Bond is paid once in 3 (three) months.

CERTIFIED AUTHORIZED TRANSLATOR M. LUHUT SITOMPUL

- Subordinated Bond Interest Rate is the annual percentage of the nominal value calculated on the basis of total days elapse, in which 1 (one) month has 30 (thirty) days and 1 (one) day is calculated 360 (three hundred sixty) days.

The due date of Subordinated Bond is in line with the last payment of Subordinated Bond interest, with due observance of the Subordinated Bond Jumbo Certificate and provisions of Trusteeship Agreement.

3. Initial Full Payment (Purchase Option)

The Company has the right to make initial full payment of all Subordinated Bond principal to the Subordinated Bondholder through Trustee (hereinafter referred to as "Purchase Option"), in which the payment of the said Subordinated Bond principal is made through Paying Agent (KSEI). The requirements and provisions on Purchase Option are as follows:

1. Purchase Option can be carried out by the Company in the 5th (fifth) anniversary as from the Date of Issue (hereinafter referred to as "Purchase Option Execution Date") after obtaining approval from Bank Indonesia on implementation/execution of Purchase Option and with due observance of the existing regulations of Bank Indonesia.

CERTIFIED, AUTHORIZED M. LUHUT SITORUS * TRANSLATOR

2. If the Company decides to carry out Purchase Option, the Company is obliged to fully paid earlier all principal of Subordinated Bond which are still outstanding to the Subordination Bondholder through Paying Agent on the Purchase Option Execution Date at the value of 100% (one hundred percent) of the Subordinated Bond Principal.

3. The Company is obliged to notify the Trustee and Paying Agent in writing at the latest 5 (five) Workdays before the Purchase Option Announcement Date (as defined below) regarding the purpose of the Company to exercise Purchase Option.

4. The Company and Trustee are obliged to announce at least in 1 (one) daily newspaper with national circulation at the expense of the Company regarding the implementation of Purchase Option at the latest 60 (sixty) Calendar Days before the Purchase Option Execution Date ("Purchase Option Announcement Date) with the provisions that the announcement can only be made after having obtained the approval from Bank Indonesia and with due observance of the existing regulations of Bank Indonesia.

5. On the Purchase Option Announcement Date, Trustee is obliged to notify KSEI in writing as the Paying Agent regarding the plan for implementation of Purchase Option by the Company to fully pay the

Subordinated Bond earlier by enclosing the evidence of announcement. At the same time the Paying Agent will announce to the Accountholder on such matter.

6. At the latest within a period of 3 (three) Workdays prior to the Purchase Option Execution Date, the Company will receive the Register of Accountholders from the Paying Agent.

7. The Company is obliged to pay the sum of money for full payment of Subordinated Bond equal to the number of Subordinated Bond to be fully paid to the Paying Agent which must have been available (in good fund) at the latest 2 (two) Stock Exchange Day prior to the Purchase Option Execution Date.

8. Paying Agent will pay the total payment to the Subordinated Bondholder through Accountholder based on the instruction of the Company.

9. At the latest 1 (one) Stock Exchange Day after the Purchase Option Execution Date, the Paying Agent will submit the notification to Subordinated Bondholder though Accountholder, the Company and Trustee regarding the execution (implementation) of Purchase Option, including the disability to implement the Purchase Option due to failure or delay of the Company in providing adequate funds.

10. The Company and Trustee are obliged to make notification regarding the execution (implementation) of Purchase Option, at least in 1 (one) daily newspaper published in the Indonesian language which has national circulation, at the latest 2 (two) Workdays after the Purchase Option Execution Date.

11. With the execution (implementation) of Purchase Option, the date to determine the party which has the right to obtain Subordinated Bond Interest in the relevant period, as determined by the Paying Agent and Article 5 of Trusteeship Agreement, are not valid any longer and the one which has the right to the Subordination Bond Interest in the relevant period is the last Subordinated Bondholder.

12. With the execution (implementation) of Purchase Option, Subordinated Bond which has been fully paid becomes due and subsequently the Company is not obliged to pay the said Subordinated Bond Interest.

13. Purchase Option which has been submitted by the Company in accordance with the above mentioned provisions cannot be revoked.

14. If it turns out that the procedure of implementation of payment mentioned above deviates from the provisions which is valid in KSEI, the procedure for implementing the payment must refer to the provisions which is valid in KSEI as the Paying Agent designated by the Company.

4. Status of Subordinated Bond

The Company, on his own behalf, successors in title and assignees and each of Subordinated Bondholder by receiving Subordinated Bond and irrevocably hereby admits and agrees that:

A. Subordinated Bond is the bond with the payment obligation not guaranteed with special guarantee and is not guaranteed by the third party, such matter without prejudice to the provisions of Article 11 of the Trusteeship Agreement, including not guaranteed by the State of the Republic of Indonesia and it is not included in the bank guarantee program implemented by the Bank Indonesia, Indonesian Banking Restructuring Agency (IBRA) and/or its successors or other guarantee institutions in accordance with the existing laws and regulations and constitute the subordinated obligations of the Company.

B. In the case of winding up, distribution of assets of the Company resulting from the liquidation to pay the Outstanding Amount by the Company to the Subordinated Bondholders is made in accordance with the sequences as mentioned below and will only be paid after all liabilities of the Company have been fulfilled (paid) to the Preference Creditor and to the holders of Senior Loan. The right of claim in

connection with the Subordinated Bond occupied the pari passu ranking without any preference among Subordinated Bondholders, but has the priority to the right of claim of all holders of own capital group of the Company.

C. In process of liquidation:

i. Before the Subordinated Bondholders have the right to receive the payment of Outstanding Amount based on the Subordinated Bond,

1. The Preference Creditors firstly have the rights on full payment over their all receivables in accordance with the existing laws and regulations.

2. After the Preference Creditors have received full payment over their all receivables, the holders of Senior Loan have the rights on full payment over their all receivables in accordance with their respective loan agreements.

ii. After the holders of Senior Loan receive full payment over all their receivables in accordance with the provisions of their own respective loan agreements, the Subordinated Bondholders (including other subordinated bondholders or subordinated/loan creditors the

status of which is pari passu with Subordinated Bondholders) have the right to receive full payment over their all receivables in accordance with the provisions of their respective loan agreements.

iii. In the case of the Preference Creditors and the holders of Senior Loan have not received full payment of their receivables and if the Trustee receives payment or distribution from the receiver, the liquidator or from any other trustee who manages assets of the Company in the process of liquidation, then:

1. The Trustee shall not distribute the money which has been received by the Trustee from the receiver, liquidator or any other trustee who manages assets of the Company in the process of liquidation, to the Subordinated Bondholders, except the Trustee has received:

    a. Written confirmation from the receiver, liquidator or any other trustee who manages assets of the Company in the process of liquidation that all Preference Creditors and the Senior Loan have been fully paid; or

b. The order of the Court which is authorized within the relevant jurisdiction which orders or gives authority to the Trustee to make payment for the Subordinated Bondholders.

2. In the case that the Trustee does not receive written confirmation as mentioned above, the Trustee must immediately return the payment which has been received by the Trustee to the receiver, liquidator or any other trustee who manages assets of the Company in the process of liquidation, for payment of all Preference Creditors and Senior Loans which have not been paid. If the receiver, liquidator or any other trustee who manages assets of the Company in the process of liquidation does not receive the money returned by the Trustee, then the Trustee must open separate bank account and pay the money received into the account until the Trustee receives the letter/document mentioned in point C.iii.1.a or point C.iii.1.b above.

iv. Except in the case of the Preference Creditors and the holders of Senior Loan have received full payment in the process of liquidation, the Subordinated Bondholders directly receives

(both through debt set-off or otherwise) payment from, or distribution of assets from the Company, whatever the type, both in the form of cash, property or stock, then the Subordinated Bondholders is obliged to deliver the payment or distribution of assets to the Trustee or receiver in the bankruptcy, or liquidator or any other trustee who manages property and assets of the Company in the process of liquidation for distribution of assets of the Company in accordance with the provisions of point C.iii.1.a or point C.iii.1.b above.

v. If the remaining results of liquidation of the Company after fulfillment of payment claim of the Preference Creditor and the holders of Senior Loan is not adequate to pay all outstanding amounts in relation to the Subordinated Bond and each right of claim which occupies pari passu ranking with the Subordinated Bond, then the Subordinated Bondholders and the holders of right to claim who occupy pari passu ranking with the Subordinated Bond will proportionally share in each distribution of remaining assets of the Company in proportion with the outstanding

amount, each which is constitute of their right.

D. Subordinated Bond is issued with the aim of being treated as supplementary capital of the Company as defined in Circular of Bank of Indonesia Number 261/1/BPPP dated May 29, 1993 concerning Obligation to Provide Minimum Capital for Public Bank as already amended by the Regulations of Bank of Indonesia Number 3/21/PBI/2001 dated December 13, 2001 concerning Obligation to Provide Minimum Capital for Public Bank and the regulations on the implementation thereof or the substitution regulation and therefore in accordance with the said provisions, the Subordinated Bond shall not be fully paid before the due date of Subordinated Bond without obtaining prior approval from the Bank Indonesia (or the successor in title) in accordance with the provisions of Article 5 of the Trusteeship Agreement.

Nevertheless if at a later date the obligation to obtain approval from the Bank Indonesia as intended above is not required any longer, then the restriction for full payment of Principal of Subordinated Bond as governed in point D is not valid, so that the provisions on full payment of Principal of Subordinated Bond as governed in Article 5 of the Trusteeship Agreement on repurchase of Subordinated Bond for full payment and/or exercising of

purchase option can be carried out without having obtained prior approval from Bank Indonesia.

5. Guarantee

This Subordinated Bond is not guaranteed with special collateral, including not guaranteed by the State of the Republic of Indonesia and other third parties, and not included in the Bank Guarantee Program implemented by the Bank Indonesia/Indonesian Bank Restructuring Agency (IBRA) and/or its successors or other guarantee agencies in accordance with the existing laws and regulations and is the obligation of the subordinated Company, but guaranteed with all assets of the Company, both movable goods and immovable goods, both existing and to exist in the future in accordance with provisions of article 1131 and article 1132 of the Indonesian Civil Code.

Except toward Senior Loan, right of the Subordinated Bondholder is pari passu without preference with rights of other subordinated creditors of the Company both existing and to exist in the future.

6. Allowance for Bond Payment Fund (Sinking Fund)

The Company does not provide allowance of fund for Subordinated Bond with the consideration to optimize the use of funds resulting from the public offering of this Subordinated Bond in accordance with the objective of plan

for use of the fund resulting from the public offering of this Subordinated Bond.

7. Bond Buy Back

7.1. With due observance of the provisions mentioned below, the Company from time to time can buy back for a part or the whole of Subordinated Bond before the Payment Date of Principal of Subordinated Bond and the Company has the right to validate the said buy back to be kept or as full payment of Subordinated Bond, with due observance of the existing laws and regulations.

7.2. Full Payment of Subordinated Bond both wholly and partially can only be made after the Company meets the following provisions:

1. Having obtained approval from Bank Indonesia in accordance with the existing laws and regulations, except if at a later date the approval from Bank Indonesia is not required any longer;

2. Conducted after the 5th anniversary as from the Date of Issue;

3. The said full payment will not affect materially the capacity of the Company to fully pay the obligations to the Preference Creditor and/or Holder of Senior Loan.

4. With the full payment of the said Subordinated Bond, the capitalization of the Company remains healthy.

7.3 Subordinated Bond buys back by the Company to be kept in the future can be sold back and/or validated as full payment of Subordinated Bond. The purchase of Subordinated Bond to be kept can only be made after the 1st anniversary as from the Date of Issue but if the Subordinated Bond kept is later used as full payment, it must meet the provisions of the Trusteeship Agreement.

7.4 The Subordinated Bond buys back by the Company to be kept does not have the right on Subordinated Bond Interest.

7.5 The Company is obliged to report to the Trustee and KSEI regarding the Subordinated Bond possessed by the Company to be kept, within a period of 5 (five) Stock Exchange Days before the Payment Date of Subordinated Bond Interest or 1 (one) Stock Exchange Day before the date of Register of Accountholders who have the right on Subordinated Bond Interest, with due observance of the regulations of KSEI.

7.6 By constantly observing the Trusteeship Agreement, in the case of Subordinated Bond

fully paid both for wholly and partially, the Company is obliged to report to the Capital Market Supervisory Board (Bapepam), Stock Exchange, Trustee, and KSEI at the latest 2 (two) workdays as from date of full payment, with the provisions that if the Company carries out full payment of all Principal of Subordinated Bond, the Company is obliged to announce the full payment of Subordinated Bond in 1 (one) daily newspaper published in the Indonesian language with national circulation at the latest within a period of 2 (two) workdays as from the date of full payment.

7.7 In the case that Subordinated Bond is fully paid partially, the Company is obliged to issue and deliver new Subordinated Bond Jumbo Certificate to KSEI to be exchanged with former Subordinated Bond Jumbo Certificate on the day which is the same as full payment of a part of Subordinated Bond in total of Principal of Subordinated Bond which is still owed after being deducted with total of Subordinated Bond which has been partially paid.

7.8 Subordinated Bond which has been fully paid becomes invalid, and can not be issued or resold without being necessary to declare in whatever deed.

7.9 At the latest 2 (two) workdays before the General Meeting of Bondholders (RUPO) is convened/held, the Company shall be obliged to report to the Trustee, the total of Subordinated Bond possessed by the Company and/or the Affiliation.

7.10 All Bonds possessed by the Company which constitute the results of buy back and Subordinated Bond possessed by the Affiliation, do not have voting rights and is not calculated in the quorum of attendance of a General Meeting of Bondholders (RUPO).

8. Restriction and Obligations of the Company.

8.1 Restrictions

Before the Outstanding Amount is fully paid, the Company pledges and is committed that the Company will not carry out the following matters:

8.1.1 Reducing authorized capital, placed capital and paid-up capital;

8.1.2 Merging and/or dissolution into and/or taking over or permitting or giving approval to the subsidiary to merge and/or dissolve into and/or take over, which will materially have negative

impact on fulfillment of obligation of the Company toward Subordinated Bond, except merging and/or dissolution into and/or taking over of similar company conducted by the Company from the institution and/or agency and/or government body (including the Indonesian Bank Restructuring Agency) as long as the action has obtained the approval from Bank Indonesia and/or Monetary Authority in accordance with the existing provisions;

8.1.3 Changing the Company's main business, except having obtained written approval from the Trustee, such approval is not rejected without reasonable reason and the written approval is subject to the following provisions:

a. Trustee is obliged to give response to the Company's request within a period of 14 (fourteen) workdays after the Company's request and supporting documents are received in full by the Trustee, and if within a period of 14 (fourteen) workdays the Company does not receive any response whatsoever from the Trustee, the

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS TRANSLATOR

Trustee is considered to have given its approval, and;

b. If in its response the Trustee requests additional data or other supporting documents, the permit or rejection is obliged to be given by the Trustee within a period of 14 (fourteen) workdays after the data or other supporting documents are received in full by the Trustee and if within a period of 14 (fourteen) workdays the Company does not receive any response whatsoever from the Trustee, the Trustee is considered to have given its permit.

8.2 Obligations of the Company

As long as the Principal of Subordinated Bond and Subordinated Bond Interest have not been fully and wholly paid, the Company is obliged:

8.2.1 To meet all provisions of the Issue Document.

8.2.2 Paying up funds (in good funds) needed to fully pay the Principal of Subordinated Bond and payment of Subordinated Bond Interest which is due at the latest 1 (one) Stock Exchange Day before the

Payment Date of Subordinated Bond Interest and/or Date of Full Payment of the Principal of Subordinated Bond to the Paying Agent and deliver to the Trustee photocopy of evidence for paying up the fund on the same day, if it passes the due date of the Payment Date of Subordinated Bond Interest and/or Date of Full Payment of the Principal of Subordinated Bond, the Company has not paid up a sum of money mentioned above, the Company must pay the fine on the negligence totaling 1% (one percent) per year above the interest rate of the Subordinated Bond, which is valid on the outstanding amount. The value of fine is calculated on the basis of the day elapsed, as from the date of payment until the outstanding amount is fully paid, with the provisions that 1 (one) year has 360 (thirty six) Calendar Days and 1 (one) month has 30 (thirty) Calendar Days, one and another according to the provisions of the Paying Agent Agreement.

8.2.3 To maintain the level of health of the Company in the "Healthy" condition in

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

accordance with criteria for evaluation from Bank Indonesia, in accordance with the existing laws and regulations.

8.2.4 To properly carry out the business and not against with the practices in accordance with the business activity as well as obliged to comply with the existing provisions for health and business of general/public bank.

8.2.5 To maintain the accounting system and control over finance in accordance with Statement on Financial Accounting Standard and/or the Guideline on Indonesian Bank Accounting, and maintain books and other records which are adequate to appropriately depict the financial conditions of the Company and operation results in accordance with the principles of accounting generally accepted in Indonesia.

8.2.6 To immediately notify the Trustee about information on each change in nature and/or scope of the Company and about each event or condition which has important effect or bad effect on business or operation of the Company.

CERTIFIED, AUTHORIZED AND SWORN
M. LUHUT SITORUS
TRANSLATOR

8.2.7 To pay all tax liabilities of the Company properly.

8.2.8 To deliver to the Trustee copy of financial report, which is submitted to the Capital Market Supervisory Board (Bapepam), Stock Exchange, and KSEI at the latest within a period of 2 (two) workdays after the report is delivered to the parties mentioned above.

8.2.9 To notify each amendment to the articles of association in writing which has been approved by the Minister of Justice and Human Rights of the Republic of Indonesia and/or report on the amendments to the articles of association to the Minister of Justice and Human Rights of the Republic of Indonesia which has been duly received by the Minister of Justice and Human Rights of the Republic of Indonesia and has been registered in the Register of Companies, to the Trustee at the latest 7 (seven) workdays since the receipt of the approval and/or the registration mentioned above.

8.2.10 By not waiving the existing laws and regulations, to give permit to the

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

Trustee or the party appointed by the Trustee with the provisions that the relevant party submits prior written request, at least 3 (three) workdays in advance, to enter the buildings possessed or controlled by the Company and to conduct audit on books, permits and finance of the Company, Inventory, agreements, invoices, accounts and other documents relating to the condition of the Company's business in the framework of performing duties as the Trustee in accordance with the Trusteeship Agreement.

8.2.11 To notify the result of General Meeting of Shareholders to the Trustee at the latest within a period of 2 (two) workdays after the meeting is held/convened.

8.2.12 To comply with the existing provisions relating to activity of bank in Indonesia which is among others governed in Law on Banking and the amendments in the future and the instruction on the implementation thereof contained in government regulations, as well as decree of the Minister of Finance of the Republic of

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

Indonesia, decision of the Board of Directors of Bank Indonesia and regulations of Bank Indonesia as well as circular issued by Bank Indonesia.

8.2.13 To maintain assets in order that they remain in good condition with the requirements and provisions as conducted in general regarding property and similar business.

8.2.14 To maintain insurance which has been going and related to the business activity and asset of the Company with the reputable insurance company (insurer) both toward all risks generally faced by the companies specializing in the business which is the same as the business of the Company.

8.2.15 To immediately notify the Trustee in writing about any criminal case, civil case, state administration and labor faced by the Company which has had permanent legal standing, in which in the Company's assumption will materially reduce the fulfillment of obligations to pay in the Trusteeship Agreement.

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR
M. LUHUT SITORUS

8.2.16 To immediately notify the Trustee in writing after realizing the event of default as mentioned in Article 9 of Trusteeship Agreement or each event which can create negligence/default or notification on event of default given by the Company's creditor.

8.2.17 To maintain main business of the Company.

8.2.18 To carry out rating on the Subordinated Bond 1 (once) time in 1 (one) year conducted by PT Pemeringkat Efek Indonesia (Pefindo) or another party designated as the substitute (which rating must be submitted to the rating institution concerned at the latest 30 (thirty) workdays before the expiry of the validity period of the results of previous rating), and submitted the results of rating to the Trustee at the latest 7 (seven) workdays after the results of rating is obtained.

9. Negligence (Breach of Promise)

9.1 In the case of negligence as intended in:

a. Point 9.2 letters a, b and c and the said condition or event continuously last for 15

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

(fifteen) workdays, after the receipt of written warning from the Trustee without being improved/loss of the condition, or without the effort to improve to eliminate the condition, which can be approved and accepted by the Trustee; or

b. Point 9.2 letters d and e and the said condition or event last continuously for 90 (ninety) calendar days, after the receipt of written warning from the Trustee without being improved/loss of the condition, or without the effort to improve to eliminate the condition, which can be approved and accepted by the Trustee; or

c. Point 9.2 letters f, g and h and the said condition or event last continuously for 180 (one hundred eighty) calendar days, after the receipt of written warning from the Trustee, without being improved/loss of condition, or without effort to improve to eliminate the condition, which can be approved and accepted by the Trustee.

The Trustee is obliged to notify the occurrence or event to the Subordinated Bondholder by containing an announcement through 1 (one) daily newspaper published in the Indonesian

CERTIFIED, AUTHORIZED AND SWORN TRANSLATOR M. LUHUT SITORUS

language which has national circulation at the placed of domicile of the Company.

On its own consideration, the Trustee has the right to summon a General Meeting of Bondholders (RUPO) in accordance with the provisions and procedure stipulated in the Trusteeship Agreement. In the said RUPO, the Trustee will request the Company to give explanation as well as steps to be taken by the Company in connection with the negligence. If the RUPO cannot accept the explanation and reason of the Company, then if needed the next RUPO will be held to discuss and decide the steps which must be taken against the Company in connection with the Subordinated Bond. If the RUPO decides the Trustee to carry out claim to the Company, then the Subordinated Bond in accordance with decision of the RUPO becomes due and the Trustee within the period stipulated in the decision of the RUPO must carry out the claim to the Company.

9.2 Occurrence of negligence or breach of promise as intended in point 9.1 above is when there is one or more conditions or occurrences as below:

a. The Company is negligent to pay the Principal of Subordinated Bond and/or the

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS * TRANSLATOR *

Subordinated Bond Interest on the Payment Date of Subordinated Bond Interest;

b. The Company takes actions to submit the Moratorium of Debt (PKPU), dissolves due to any reasons whatsoever (not including merger or dissolution resulting in the Company to become dissolved for the sake of law) or declared to be in the state of bankruptcy which has permanent legal standing;

c. A moratorium which has been approved by the Company is announced in connection with debt of the Company and/or the subsidiary guaranteed directly by the Company;

d. Right, permit and other approvals from the Government of the Republic of Indonesia possessed by the Company are cancelled or declared invalid, or the Company does not obtain permit or approval required by the existing legal provisions, which materially results in negatively toward the Company's activity and affects materially the Company's capacity to meet the obligations as determined in the Trusteeship Agreement.

e. The Company based on court order which has permanent legal standing remain to be

required to pay a number of funds to the third party, which if it is paid will affect materially the running of business of the Company and this obligation is not settled in the period stipulated in the court verdict;

f. The Company is negligent to perform or does not comply with one of the provisions of the Trusteeship Agreement which can materially affect the capacity of the Company to meet its obligation under the Trusteeship Agreement;

g. The authorized court or government agency has confiscated or taken over in whatever way all or a majority of the Company's assets or has taken action hindering the Company to carry out most of the business or the whole business, so that materially affects the Company's capacity to meet its obligations in the Trusteeship Agreement.

h. Information and/or statements of the Company about the conditions or status on finance of the Company and/or management of the Company are not materially in accordance with the fact or untrue.

9.3 If the Company is dissolved due to whatever cause or declared bankrupt and the declaration of bankruptcy has obtained permanent legal standing, the Trustee has the right without summon a General Meeting of Bondholder (RUPO) to represent the interest of the Subordinated Bondholder and makes decision which is favorable to the Subordinated Bondholder and for that purpose the Trustee is indemnified from all actions and demands by the Subordinated Bondholder, with due observance of the existing laws and regulations, particularly banking regulations.

10. General Meeting of Bondholders (RUPO)

The following provisions shall applies to hold/ convene a RUPO, the quorum required, voting right and decision making, without prejudice to the regulations on Capital Market and the existing laws and regulations as well as regulations of Stock Exchange.

10.1 RUPO can be held at any time in accordance with the provisions of this article, among others for the following purposes:

a. Submitting notification to the Company or to the Trustee or giving directions to the Trustee, or to approve a leeway on a

negligence in accordance with the Trusteeship Agreement as well as the consequences to take other actions; or

b. Dismissing the Trustee and designating the successor of the Trustee in accordance with the existing provisions of the Trusteeship Agreement; or

c. Taking other actions authorized to be taken by or on behalf of the Subordinated Bondholder in accordance with the provisions of the Trusteeship Agreement or based on the existing laws and regulations.

10.2 With due observance of the existing regulations on Capital Market, RUPO can be held, if:

a. One Subordinated Bondholder or more representing at least 20% (twenty percent) of the principal of Subordinated Bond which at that time has not been enchased, excluding Subordinated Bond which is possessed by the Company and/or the Affiliation, submit written request to the Trustee to hold a General Meeting of Bondholder (RUPO) by containing the items on the agenda requested by attaching photocopies of KTUR from KSEI obtained from the Accountholder and showing the original of KTUR to the

Trustee with the provisions that as from the issuance of KTUR, the Subordinated Bond will be frozen by KSEI in accordance with the number of Subordinated Bond mentioned in the KTUR. The revocation of freezing by KSEI can only be conducted after obtaining approval in writing from the Trustee.

b. The Trustee or Capital Market Supervisory Board or the Company deem necessary to hold/convene a General Meeting of Bondholder (RUPO).

10.3 The Trustee must serve/sent notice for a RUPO, and hold/convene RUPO, at the latest 30 (thirty) Calendar Days as from the date of receipt of the request, except if the Trustee rejects the request of the Subordinated Bondholder to hold RUPO, then the Trustee must notify the reason for the rejection in writing to the applicant with the copy sent to the Capital Market Supervisory Board, at the latest 14 (fourteen) Calendar Days after the receipt of the request.

10.4 Procedures for a RUPO:

a. RUPO can be held at the place of legal domicile of the Company or another place agreed between the Company and the Trustee.

b. 1. Notice is obliged to be contained in at least 1 (one) daily newspaper published in the Indonesian Language which nationally circulates at the most 3 (three) times consecutively with the following provisions:

- The first notice within a period of not less than 10 (ten) workdays before the date of holding RUPO, excluding the holding of RUPO.

- The second notice within a period of not less than 9 (nine) workdays before the date of holding RUPO, excluding the date of holding RUPO.

- The third notice within a period of not less than 8 (eight) workdays before the date of holding RUPO, excluding the holding of RUPO.

2. If in the first RUPO, quorum is not reached (quorum is not present), the second RUPO can be held with the same agenda, within the earliest time of 10 (ten) workdays after the first RUPO and the notice of the second RUPO is served/ sent once at least 5 (five) workdays

CERTIFIED, AUTHORIZED AND SWORN * TRANSLATOR * M. LUHUT SITORUS

before the second RUPO and the notice is obliged to be contained at least in 1 (one) daily newspaper published in the Indonesian language which has national circulation.

3. The third RUPO and notice for the third RUPO are held by complying with the procedures for the second RUPO.

c. The notice must state/mention the date, hour, place and agenda of the RUPO.

d. RUPO is presided over and chaired by the Trustee and the Trustee is obliged to prepare the agenda of RUPO and materials of RUPO.

e. The Subordinated Bondholder who has the right to attend in the RUPO is the Subordinated Bondholder whose name is registered in the Register of Accountholders in 3 (three) workdays before the date of holding RUPO.

f. The Subordinated Bondholder who attends RUPO is obliged to show the original KTUR to the Trustee.

g. In RUPO, each Bondholder has the right to cast vote in accordance with the number of

CERTIFIED, AUTHORIZED AND SWORN M. LUHUT SITORUS TRANSLATOR

bond possessed. The vote is issued in writing and is signed by mentioning KTUR number, except otherwise decided by the Trustee.

h. All Subordinated Bonds kept in KSEI are frozen, so that the Subordinated Bonds cannot be transferred as from 3 (three) workdays before the date of holding RUPO up to the date of RUPO expiry evidenced by notification from the Trustee or after obtaining approval from the Trustee, the transaction of Subordinated Bond, the settlement of which falls on the dates, deferred until 1 (one) workday after the date of holding the RUPO.

i. Before RUPO is commenced:

   - The Company is obliged to make written statement on Subordinated Bond possessed and/or possessed by the Affiliation; and

   - The Subordinated Bondholder or the proxy of the Subordinated Bondholder who is present in the RUPO, is obliged to make a written statement containing among others concerning whether the said Subordinated Bondholder is an Affiliated Company or not an Affiliated Company.

10.5 Without prejudice to the regulations of Capital Market and other laws and regulations as well as regulations of Stock Exchange:

a. 1. Except if otherwise determined in the Trusteeship Agreement, RUPO can be held/ convened if it is attended by the Subordinated Bondholder representing more than 66.67% (sixty six point sixty seven percent) of the Principal of Subordinated Bond which have not been fully paid (exclude the total Subordinated Bond possessed by the Company and/or the Affiliation) and have the right to make lawful and binding decision if it is approved by more than 66.67% (sixty six point sixty seven percent) of the Subordinated Bond present in the RUPO (exclude the total Subordinated Bond possessed by the Company and/or the Affiliation), except if otherwise determined in the Trusteeship Agreement.

2. In the event that the first RUPO does not reach the quorum (quorum is not present), the second RUPO can be held if it is attended by the Subordinated Bondholder representing more than 66.67%

(sixty six point sixty seven) of the Principal of Subordinated Bond which have not been fully paid (exclude the total of Subordinated Bond possessed by the Company and/or the Affiliation) and have the right to make lawful and binding decision if it is approved by more than 66.67% (sixty six point sixty seven) of the Subordinated Bond present in the RUPO (exclude the total Subordinated Bond possessed by the Company and/or the Affiliation), except if otherwise determined in the Trusteeship Agreement.

3. In the event that the second RUPO does not reach quorum (quorum is not present), the third RUPO can be held. The third RUPO can be held if it is attended by the Subordinated Bondholder representing more than 50% (fifty percent) of the Principal of Subordinated Bond which have not been fully paid (exclude the total Subordinated Bond possessed by the Company and/or the Affiliation) and have the right to make lawful and binding decision, if it is approved by more than 50% (fifty percent) of the Subordinated

Bond present in the RUPO (outside the total Subordinated Bond possessed by the Company and/or the Affiliation), except if otherwise determined in the Trusteeship Agreement.

b. change in the Principal of Subordinated Bond, change in the interest rate of the Subordinated Bond, change in procedure for payment of Subordinated Bond Interest, change in period of Subordinated Bond and change in agreement in the framework of the above mentioned changes can only be made because of the existence of the Company's negligence as intended in Article 9 of the Trusteeship Agreement or the existence of potential of negligence of the Company (which is authorized to determine the potential of negligence is the Trustee with due observance of the provisions in the Trusteeship Agreement) and specifically for RUPO which makes decision on that matter is conducted with the following provisions:

1. RUPO can be held if it is attended by the Subordinated Bondholder representing more than 75% (seventy five percent) of the Principal of Subordinated Bond (exclude the total of Subordinated Bond

possessed by the Company and/or the Affiliation) and have the right to make lawful and binding decision, if it is approved by more than 75% (seventy five percent) of the Subordinated Bond present in the RUPO (exclude the total of the Subordinated Bond possessed by the Company and/or the Affiliation).

2. In the event that the first RUPO does not reach the quorum (quorum is not present), the second RUPO can be held. The second RUPO is lawful and binding if it is attended by more than 75% (seventy five percent) of the Principal of Subordinated Bond (exclude the total of Subordinated Bond possessed by the Company and/or the Affiliation) and approved by more than 75% (seventy five percent) of the Subordinated Bond present in the RUPO (exclude the total of the Subordinated Bond possessed by the Company and/or the Affiliation).

3. In the event that the second RUPO does not reach the quorum (quorum is not present), the third RUPO can be held. The third RUPO can be held if it is attended by the Subordinated Bondholder

representing more than 75% (seventy five percent) of the Principal of Subordinated Bond which have not been fully paid (exclude total of Subordinated Bond possessed by the Company and/or the Affiliation) and have the right to make lawful and binding decision, if it is approved by more than 75% (seventy five percent) of the Subordinated Bond present in the RUPO (exclude total of Subordinated Bond possessed by the Company and/or the Affiliation), except if otherwise decided in the Trusteeship Agreement.

10.6 Decision of RUPO binds all Subordinated Bond-holders, the Company and the Trustee; therefore, the Company, the Trustee and the Subordinated Bondholder must be subject to and comply with the decisions made by the Subordinated Bond-holder in the RUPO. The decision of RUPO on the amendment of the Trusteeship Agreement and/or other agreements in connection with the Subordinated Bond is only effective as from the date of signing of the amendment to the Trusteeship Agreement and/or other agreements in connection with the Subordinated Bond.

10.7 If RUPO decides to make amendment to the Trusteeship Agreement, among others in connection with the value change of the Principal of Subordinated Bond, change in the Interest rate of Subordinated Bond, change in procedure for payment of Subordinated Bond Interest and change in period of Subordinated Bond and the Company reject to sign the amendment to the Trusteeship Agreement and/or other agreements in connection with the above-mentioned matter, a the latest within a period of 30 (thirty) workdays as from the decision of RUPO or another date decided in the RUPO (if the RUPO decides a certain date to sign the amendment to the Trusteeship Agreement and/or other agreements), then Trustee has the right to directly claim the outstanding amount to the Company without first holding RUPO and for that purpose the Trustee is indemnified from all actions and demands by the Subordinated Bondholder.

10.8 The voting right of the Subordinated Bond possessed by the Company and/or the Affiliation can not be used in the RUPO and not calculated in determining the quorum of attendance in the RUPO.

10.9 Further regulations on the holding as well as procedure in RUPO can be made and if necessary in the future they are revised or amended by the Company and the Trustee with due observance of the regulations of Capital Market and other laws and regulations as well as regulations of Stock Exchange, with due observance of the provisions of the Trusteeship Agreement.

10.10 The cost of making advertisements to summon a RUPO and notification on results of RUPO as well as all costs of holding RUPO including but not limited to the cost of Notary Public and lease of room in reasonable amount are imposed on the Company and the Company pledges to pay to the Trustee at the latest 7 (seven) workdays after the request for cost is received by the Company from the Trustee, except otherwise determined in the Trusteeship Agreement.

10.11 For the holding of RUPO, a Minutes of RUPO is obliged to be prepared or drawn up by a Notary Public as lawful evidence and binds the Subordinated Bondholder, the Trustee and the Company. The Trustee is obliged to announce the outcome of RUPO in 1 (one) daily newspaper which has national circulation at the latest 2 (two) workdays after the holding of RUPO.

10.12 If the provisions of RUPO are otherwise determined by the laws and regulations in the field of Capital Market, the said laws and regulations shall be valid.

11. Amendment to the Trusteeship Agreement

The Trusteeship Agreement can not be amended and/or supplemented, both wholly and partially, except if the said amendment and/or supplement is made in a written agreement signed by the Trustee and the Company in the Trusteeship Agreement and with notification to the Capital Market Supervisory Board (BAPEPAM) without prejudice to the provisions of the existing laws and regulations, except in the change of the Principal of Subordinated Bond, the change of the interest rate of Subordinated Bond, change of procedure for payment of Subordinated Bond Interest, change of the period of Subordinated Bond and/or if deemed necessary by the Trustee ask for prior approval from RUPO on amendment to the Trusteeship Agreement, then the change can be made after obtaining approval from RUPO.

12. Notification

All notification from one party to another party in the Trusteeship Agreement are considered to have been lawfully made and properly made, if they are submitted in writing to the following addresses, signed as well as delivered by registered mail or delivered personally with

the receipt or by means of facsimile which has been confirmed:

THE COMPANY	THE TRUSTEE
PT Bank Buana Indonesia	PT Bank Niaga Tbk
Bank Buana Building, 6th Floor	Graha Niaga, 7th Floor
Jl. Gajah Mada No. 1A	Jl. Jend. Sudirman Kav. 58
Jakarta 10310	Jakarta 12190, Indonesia

13. Governing Law

All agreements relating to this Subordinated Bond are under and subject to the existing laws of the Republic of Indonesia.

14. Settlement of Disputes

The parties must try to settle dispute through consultation, all disputes or differences in opinion arising from or in connection with the Trusteeship Agreement. In the case that the dispute or difference in opinion between both parties can not be settled through consultation, within a period of 30 (thirty) Calendar Days as from the date of written notification from one of the parties concerning the dispute, then the dispute or difference in opinion must be settled through the Indonesian Capital Market Arbitration Board (BAPMI) using the regulations of Indonesian National Arbitration Board (BANI) and subject to Law Number 30 of 1999 on Arbitration and Disputes Settlement Alternative ("Laws on

Arbitration") together with all of their amendments, except expressly determined otherwise in the Trusteeship Agreement.

Requirement for Bond Subscription

1. The Authorized Subscriber

This offer of Subordinated Bond is made in the territory of the Republic of Indonesia and offered to individuals, bodies, institutions, companies other than non residents.

"Non Resident" as defined in the Written Decision of the Board of Directors of Bank Indonesia No. 29/192/KEP/DIR dated March 26, 1997 means individuals, bodies, institutions and companies which are not domiciled in Indonesia for a maximum period of 1 (one) year and the main activity is not in Indonesia, including the representatives in Indonesia and representatives of foreign countries in Indonesia together with the staff members having the diplomatic status.

2. Subordinated Bond Subscription

The Subordinated Bond Subscription must be made in accordance with the provisions contained in the Prospectus. The Bond Subscription Form (FPPO) can be obtained from the Underwriter or Sales Agent, namely Stock Exchange Brokers who become members of Indonesia Stock Exchange as contained in Chapter XXII of this

Prospectus. The Subordinated Bond Subscription is made by using FPPO issued by the Underwriter made in 5 (five) copies. The Subordinated Bond Subscription made deviated from the provisions mentioned above will not be served.

3. Minimum Subscription

The Subordinated Bond Subscription must be made in the amount of at least one unit of transfer, namely Rp 50,000,000.- (fifty million rupiahs).

4. Period of Offer

The Period of Offer of the Subordinated Bond is commenced on • and closed on • at 16.00 WIB.

5. Place for Submission of Subordinated Bond Subscription

Before the Period of Offer is closed, subscribers must conduct Subordinated Bond Subscription during the working hours, which generally valid by submitting FPPO to the Underwriters or the designated Sales Agent, where FPPO is obtained.

6. Proof of Receipt of Subordinated Bond Subscription

The Underwriters or Sales Agent receiving the submission of Subordinated Bond Subscription will deliver back to the Subscriber one copy of FPPO which has been signed as Proof of Receipt of Subordinated Bond Subscription. Proof

of Receipt of Subordinated Bond Subscription is not the guarantee to fulfill the subscription.

7. **Allotment of Subordinated Bond**

If the entire total of Subordinated Bond subscribed exceeds the total of Subordinated Bond offered, the allotment will be determined by the Underwriter in accordance with the portion of each underwriting. Allotment date is • and result of allotment will be notified in writing to the Subscriber commencing from •

Allotment of stock is conducted in accordance with the Regulations of Capital Market Supervisory Board (Bapepam) Number IX.A.7, Attachment to the decision of Chairman of Bapepam Number Kep-48/PM/1996 dated January 17, 1996 as already amended by Kep-45/PM/2000 dated October 27, 2000 regarding Responsibility of Manager for allotment in the framework of Subscription and Allotment of Stock in Public Offering.

8. **Payment of Subordinated Bond Subscription**

After receiving the notification on result of Subordinated Bond allotment, subscriber must immediately make payment which can be conducted in cash, transfer via RTGS, Giro, or cheque to **Lead Underwriter**. If the payment is made by cheque or Giro, the cheque or Giro concerned must be able to be enchased immediately at the latest on • at 11.00 WIB (in good funds) addressed to:

Bank •

Branch •

Account Number •

in the name of PT BATAVIA PROSPERINDO SEKURITAS

All costs relating to the process of payment is the burden of the subscriber. Subscription will be void, if the requirements are not met.

9. Electronic Distribution

On the date of issue, namely •, the Company is obliged to issue Subordinated Bond Jumbo Certificate to be delivered to KSEI and instructs KSEI to credit Subordination Bond in Stock Account of the Lead Underwriter in KSEI. With the implementation of the instruction, the distribution of Subordinated Bond become the only responsibility of the Lead Underwriter.

Immediately after the Subordinated Bond has been received by the Lead Underwriter, the Lead Underwriter subsequently gives instruction to KSEI to transfer the Subordinated Bond from Stock Account of the Lead Underwriter into Stock Account of the Underwriter in accordance with the portion of each underwriting. With the implementation of the distribution of Subordinated Bond to the Underwriter, the responsibility for distribution of Subordinated Bond become the only responsibility of the Underwriter concerned.

10. Registration of Subordinated Bond into Collective Safekeeping

Subordinated Bond offered by the Company through this Public Offering has been registered with KSEI based on Agreement on Registration of Bond to Collective Safekeeping signed by the Company and KSEI dated February 11, 2004. Since the Subordinated Bond has been registered in KSEI, the following provisions apply for the Subordinated Bond offered:

a. The Company does not issue Subordinated Bond in the form of certificate, except Subordinated Bond Jumbo Certificate, which is issued to be registered on behalf of KSEI in the interest of the Bondholder. The Subordinated Bond will be administrated electronically in Collective Safekeeping in KSEI. Subsequently Subordinated Bond, result of Public Offering will be credited into Stock Account at the latest on •

b. KSEI will issue a Written Confirmation to the Stock Company or Custodian Bank as the evidence of recording Subordinated Bond in the Stock Account in KSEI. The Written Confirmation is a lawful evidence of ownership on Subordinated Bond recorded in the Stock Account.

c. Transfer of ownership right to Subordinated Bond is conducted by transfer between Stock Account in KSEI, and subsequently confirmed to the Accountholder.

d. The Subordinated Bondholders recorded in the Stock Account is the Subordinated Bondholder, who has the right on payment of interest, full payment of the Principal of Subordinated Bond, gives vote in RUPO as well as other rights attached to the Subordinated bond.

e. Payment of Subordinated Bond interest and full payment of the Principal of Subordinated Bond will be paid by KSEI as the Paying Agent on behalf of the Company to the Subordinated Bondholders through the Accountholders in accordance with the schedule of payment of interest and full payment of principal determined by the Company in the Trusteeship Agreement and Paying Agent Agreement. The Company makes payment of interest and full payment of the Principal of Subordinated Bond on the basis of data on ownership of Subordinated Bond submitted by KSEI to the Company. The Subordinated Bondholder who has the right to obtain payment of interest on Subordinated Bond is the Subordinated Bondholder whose name is registered in the Register of Bondholders 4 (four) workdays before the Payment Date of Subordinated Bond Interest or another date

in accordance with the existing laws and regulations.

f. The Subordinated Bondholder who is present in the RUPO is obliged to deliver the original KTUR to the Trustee. All Subordinated Bond which are kept in the KSEI Collective Safekeeping are frozen, so that the said Subordinated Bonds can not be transferred as from 3 (three) workdays before the date of RUPO is convened up to the closing date of RUPO evidenced by the notification from the Trustee on the expiry of RUPO or after obtaining approval from the Trustee. Transaction on Subordinated Bond with the settlement date falls on the said dates are deferred (the settlement) until 1 (one) workday after the date of RUPO implementation.

g. Parties which want to subscribe the Subordinated Bond are obliged to open a Stock Account in Stock Company or Custodian Bank which has been the holder of Stock Account in KSEI.

11. Cancellation of Public Offering

Before and during the Period of Offer, Lead Underwriter and the Company have the right to cancel the Public Offering, if there are matters mentioned in Bond Underwriting Agreement;

12. Miscellaneous

Lead Underwriter and the Company shall be entitled to accept or to reject Subordinated Bond Subscription wholly or partially with due observance of the existing provisions.

PAYING AGENT

The Paying Agent is PT Kustodian Sentral Efek Indonesia (KSEI), domiciled/located in Jakarta, which has been designated by means of the agreement No. SP-006/AP/KSEI/0204 dated February 11, 2004 between the Company and KSEI, in which KSEI is obliged to assist in making payment of principal and interest of Subordinated Bond to the Subordination Bondholder for and on behalf of the Company after the Paying Agent receives the funds from the Company with the rights and obligations as governed in the agreement between the Company and KSEI.

PT Kustodian Sentral Efek Indonesia

Jakarta Stock Exchange Building, Tower I 5th Floor

Jl. Jend. Sudirman Kav. 52-53

Jakarta 12190

Phone: 5299-1099

Fax: 5299-1199

DISSEMINATION OF PROSPECTUS AND BOND SUBSCRIPTION FORM

Prospectus and Bond Subscription Form can be obtained in the office of the Underwriters and office of Sales Agent designated, namely Stock Broker of the Members of Surabaya Stock Exchange.

THE LEAD UNDERWRITER

PT BATAVIA PROSPERINDO SEKURITAS

Chase Plaza 12th Floor

Jl. Jend. Sudirman Kav. 21

Jakarta 12920

Indonesia

Phone: 520-7374

Fax: 520-6936

I, Manimbul Luhut Sitorus, certified, authorized and sworn translator, by virtue of the Decree of the Governor of Jakarta Special Capital Region number 5226/1998 SK GUB DKI, dated the 17th of June, 1998, hereby certify that this translation is correct and true to the document written in the Indonesian language which was submitted to me.
Jakarta, April 08, 2004.